SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            dated February 19, 2002


                                       BP p.l.c.
                  (Translation of registrant's name into English)


          BRITANNIC  HOUSE, 1 FINSBURY CIRCUS, LONDON, EC2M 7BA, ENGLAND
                       (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


             Form 20-F     |X|              Form 40-F
                      ---------------------          ---------------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


             Yes                                 No      |X|
                      ---------------------          ---------------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

THE COMBINATION OF BP AND ARCO

Introduction

     On April 1, 1999 the Board of BP announced that it had reached agreement on a proposed combination (the combination) with Atlantic Richfield Company (ARCO) of Los Angeles.

     The agreement relating to the proposed combination (the Combination Agreement), approved by the boards of both BP and ARCO, provided for all common shareholders of ARCO, with the exception of BP, ARCO or any of their subsidiaries, to receive 9.84 BP ordinary shares of US$ 0.25 each in the form of BP American Depositary Shares (ADSs) or, at the election of the shareholder, BP ordinary shares, in return for the cancellation of each of their shares (other than the shares held by CH-Twenty Holdings, LLC, a subsidiary of ARCO) (the Cancelled ARCO Shares). It also provided for the issue to BP of new common shares equal in number to the Cancelled ARCO Shares by a newly enlarged ARCO formed by a statutory merger of Prairie Holdings, Inc. (a direct wholly owned subsidiary of BP) into and with ARCO. Any right to a fraction of a BP ADS or an odd lot of less than six BP ordinary shares would be satisfied by a cash payment. Both ARCO and BP shareholders voted overwhelmingly in favour of the combination at shareholders' meetings on August 30, 1999 and September 1, 1999, respectively.

     BP and ARCO announced in early November 1999 that they had reached provisional agreement with the Alaskan State Governor on a package of asset disposals and other measures designed to secure Alaskan government acceptance for the proposed combination of the two companies. The provisional agreement was finalized into an agreement with the State of Alaska (the Alaskan Charter Agreement) made in early December 1999.

     On February 4, 2000 the US Federal Trade Commission (FTC) filed a complaint in the US District Court (the Court) seeking a preliminary injunction to prevent closing of the combination. The Attorney Generals for the States of California, Oregon and Washington (the Western States) also filed complaints with the same Court. The Attorney General for the State of Alaska joined in the Court proceedings in support of the combination. On March 15, 2000 it was announced that the FTC, the Western States, the State of Alaska, ARCO and BP had agreed to suspend the Court proceedings, pending discussions for a consent order.

     On March 15, 2000 ARCO entered into an agreement with Phillips Petroleum Company (Phillips) for the sale of its Alaskan businesses (see Sale of Alaskan Businesses below).

     On March 15, 2000 BP announced that it was at an advanced stage in discussions with the FTC on the combination and was hopeful of obtaining a consent order within a few weeks allowing the Company to close the combination.

     On March 23, 2000 BP and ARCO jointly agreed to extend the termination date of the Combination Agreement from March 31, 2000 to June 30, 2000.

     On March 24, 2000 ExxonMobil Corporation (ExxonMobil) filed a Complaint in State Court, Los Angeles, seeking a preliminary injunction and other relief against BP, ARCO and Phillips to prevent the sale of ARCO's Alaskan businesses to Phillips referred to below.

     On April 13, 2000 BP, ExxonMobil, ARCO and Phillips announced that they had reached an agreement (the agreement) to resolve outstanding issues relating to the ownership and operation of the Prudhoe Bay Unit (PBU) and the Point Thompson Unit in Alaska. The agreement will align the respective equity interests of BP Exploration (Alaska) Inc., ExxonMobil and Phillips (as the purchaser of ARCO's Alaskan businesses) in the Prudhoe Bay Unit, and provides for a single operator at the PBU.

     The aligned oil and gas interests among the major owners will be 26.7 per cent for BP Exploration (Alaska), 36.8 per cent for ExxonMobil and 36.5 per cent for Phillips. BP Exploration (Alaska), current operator of the Western Operating Area in the Prudhoe Bay Unit, will become the single operator. ExxonMobil and BP Exploration (Alaska) Inc. have also agreed to work towards alignment in the Point Thomson field area with respective interests of 45 per cent for BP Exploration and 55 per cent for Exxon Mobil.

     In addition, the agreement resolved the issues that had resulted in the Complaint filed by ExxonMobil in State Court, Los Angeles seeking to prevent the sale of ARCO's Alaskan businesses to Phillips discussed below.

     On April 16, 2000 BP and ARCO announced that they had received clearance from the FTC for the combination of the two companies and the combination was completed on April 18, 2000.

Sale of Alaskan Businesses

     On March 15, 2000 ARCO entered into an agreement to sell its Alaskan businesses to Phillips for approximately $6.5 billion cash subject to purchase price adjustments (and up to an additional $500 million based on the prices realized on production subsequent to December 31, 1999). Under the purchase and sale agreement, which was amended on April 6, 2000, ARCO agreed to sell all of the outstanding shares of ARCO Alaska Inc., together with certain other subsidiaries of ARCO engaged principally in the operation of ARCO's Alaskan businesses, along with certain pipeline and marine assets associated with the transport of Alaskan crude oil. The major portion of the sale closed on April 26, 2000. The remainder of the assets were sold during 2000.

Merger agreement with Vastar Resources, Inc.

     On May 24, 2000 BP announced that it had entered into a merger agreement with Vastar Resources, Inc. (Vastar) which provides for the acquisition by BP of Vastar's publicly-held minority stockholding at a price of $83 per share. The merger has been approved by the Vastar board, including all the members of the special committee. Through its combination with ARCO, BP already owned approximately 81.9 per cent of Vastar. The acquisition of the outstanding minority stockholders was completed on September 15, 2000.

1. Unaudited Pro Forma Condensed Consolidated Income Statement relating to the Combination of BP and Atlantic Richfield Company

Unaudited Pro Forma Condensed Consolidated Income Statement

     The following Unaudited Pro Forma Condensed Consolidated Financial Information gives pro forma effect to the merger, after giving effect to the pro forma adjustments described in the accompanying notes. The Unaudited Pro Forma Condensed Consolidated Income Statement has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of BP, which are included in BP's Annual Report on Form 20-F for the year ended December 31, 2000 (the 2000 Form 20-F) and the historical Financial Statements of ARCO for the year ended December 31, 2000 which are included elsewhere in this report on Form 6-K.

     The Unaudited Pro Forma Condensed Consolidated Income Statement is provided for illustrative purposes only and does not purport to represent what the actual results of operations or the financial position of BP would have been had the merger of ARCO with a subsidiary of BP occurred on the date assumed, nor is it necessarily indicative of BP's future operating results.

     The Unaudited Pro Forma Condensed Consolidated Income Statement has been prepared in accordance with UK generally accepted accounting practice (UK GAAP), which differs in certain respects from US GAAP. Note 43 to the consolidated financial statements of BP included in the 2000 Form 20-F, which presented financial information for the years ended December 31, 2000, 1999 and 1998, provides a description of the principal differences between UK GAAP and US GAAP as they relate to BP. A reconciliation of the pro forma profit to US GAAP is included in Note 6 of Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement.

     BP's use of the replacement cost basis for inventory accounting is explained in Note 1 of Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information. The replacement cost basis is generally similar to the LIFO basis.

     BP accounted for the merger as an acquisition under UK GAAP and as a purchase under US GAAP. Under UK GAAP acquisition accounting, the identifiable assets and liabilities of ARCO are recorded at their fair value on the date of acquisition. The date of acquisition for determining the cost of acquisition is the date on which control of ARCO passed to BP, that is April 13, 2000, the date on which the FTC cleared the transaction and the offer became unconditional. The cost of acquisition comprises the fair value of BP shares issued together with the expenses of acquisition. BP has averaged the closing share price and the (pound)/$ exchange rate for the two working days between the offer becoming unconditional and the ARCO shares being exchanged for BP shares on April 18, 2000. This average price of (pound)5.2925, has been translated into US dollars at $1.5857 to (pound)1.00, the average of the closing rates on those two days.

     Under US GAAP purchase accounting, the cost of acquisition is based on the BP share price for a reasonable period before and after the terms of the acquisition were agreed. BP has averaged the share price and the (pound)/$ exchange rate for three working days straddling the date of the announcement, that is, March 31, April 1 and April 6, 1999. The London Stock Exchange was closed for the Easter holiday on April 2 and 5. This average price was (pound)5.115, which has been translated into US dollars at $1.6049 to (pound)1.00, the average closing rate on those three days.

     The historical financial statements of ARCO have been prepared in accordance with US GAAP. For purposes of presenting the Unaudited Pro Forma Condensed Consolidated Income Statement, financial information relating to ARCO has been adjusted to conform materially with BP's accounting policies under UK GAAP as described in Note 3 of Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement. In the historical financial statements for ARCO the net income of those operations and assets which were required to be sold as a condition of the agreement of the FTC to the merger are shown as one amount.

     The pro forma acquisition adjustments reflected in the accompanying Unaudited Pro Forma Condensed Consolidated Income Statement described in Note 5, reflect estimates made by BP management and assumptions that it believes to be reasonable. There are consolidation adjustments in the accompanying Unaudited Pro Forma Condensed Consolidated Income Statements to eliminate transactions between ARCO and BP.

     ARCO shareholders were entitled to receive, for each share of ARCO common stock held as of the effective time of the merger, 9.84 BP ordinary shares. Such BP ordinary shares were delivered in the form of BP ADSs, each of which represents six BP ordinary shares, or, at the election of ARCO shareholders, BP ordinary shares. For purposes of the pro forma adjustments within the Unaudited Pro Forma Condensed Consolidated Income Statement the number of ARCO shares issued and outstanding on April 17, 2000 (324 million shares) together with the estimated number of additional shares which may be issued in respect of outstanding options and contingent stock and on conversion of ARCO preference stock (15 million shares) have been used, which would result in the issue of approximately 3,335 million BP ordinary shares.

Page 6
           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                      For the Year Ended December 31, 2000

     The following unaudited pro forma condensed consolidated income statement for the year ended December 31, 2000 is derived from the historical condensed consolidated income statements of BP and ARCO for the year then ended, after giving effect to the pro forma adjustments described in the Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement. These adjustments have been determined as if the combination of ARCO and BP took place on January 1, 2000, the first day of the earliest financial period presented in the Pro Forma Condensed Consolidated Income Statement. The Unaudited Pro Forma Condensed Consolidated Income Statement has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of BP, which are included in the 2000 Form 20-F and the historical financial statements of ARCO which are included in the 2000 Form 10-K.

                                                                     ARCO historical
                                                ----------  -------------------------------------                   ---------
                                                    BP                                 Continuing                      BP
                                                 historical                             Operations   Pro Forma       Pro Forma
                                                  UK GAAP     US GAAP     Adjustment     UK GAAP     Adjustments      UK GAAP
                                                 ----------   -------     ----------    ----------   -----------     ----------
                                                      $           $            $             $            $               $
                                                                  (Millions, except per share amounts)
                                                  (Note 1)   (Note 2)     (Note 4)                     (Note 5)
Turnover.......................................    150,851    17,006             --        17,006        (1,896)(a)   165,961
Less: Joint ventures...........................     13,339       343            187(a)        530            --        13,869
                                                   -------   -------        -------       -------       -------       -------
Group turnover.................................    137,512    16,663           (187)       16,476        (1,896)      152,092
Replacement cost of sales......................    112,102    14,216           (214)(b)    14,002          (878)(b)   125,226
Production taxes...............................      1,936       161             --           161             1 (c)     2,098
                                                   -------   -------        -------       -------       -------       -------
Gross profit...................................     23,474     2,286             27         2,313        (1,019)       24,768
Distribution and administration expenses.......      7,837       850            (48)(c)       802            72 (d)     8,711

Exploration expense............................        460       241             --           241           (14)(e)       687
                                                   -------   -------        -------       -------       -------       -------
                                                    15,177     1,195             75         1,270        (1,077)       15,370
Other income...................................        548     1,079           (338)(d)       741          (318)(f)       971
                                                   -------   -------        -------       -------       -------       -------
Group replacement cost operating profit (loss).     15,725     2,274           (263)        2,011        (1,395)       16,341
Share of profits of joint ventures.............        688        --            152 (e)       152            --           840
Share of profits of associated undertakings....        774        --             23 (f)        23             3 (g)       800
                                                   -------   -------        -------       -------       -------       -------
Total replacement cost operating profit (loss).     17,187     2,274            (88)        2,186        (1,392)       17,981
Profit (loss) on sale of fixed  assets
  and businesses and termination of operations.        238     2,678            303 (g)     2,981        (2,933)(h)       286
Restructuring costs............................         --        --             --            --            --            --
                                                   -------   -------        -------       -------       -------       -------
Replacement cost profit (loss) before
  interest and tax.............................     17,425     4,952            215         5,167        (4,325)       18,267
Inventory holding gains (losses)...............        779        --             42 (h)        42            --           821
                                                   -------   -------        -------       -------       -------       -------
Historical  cost profit (loss)
  before interest and tax......................     18,204     4,952            257         5,209        (4,325)       19,088
Interest expense...............................      1,610       647             82 (i)       729          (401)(i)     1,938
                                                   -------   -------        -------       -------       -------       -------
Profit (loss) before taxation..................     16,594     4,305            175         4,480        (3,924)       17,150
Taxation.......................................      4,454     1,497            248 (j)     1,745        (1,042)(j)     5,157
                                                   -------   -------        -------       -------       -------       -------
Profit (loss) after taxation...................     12,140     2,808            (73)        2,735        (2,882)       11,993
Income from operations sold as required by FTC          --       298             --           298            --           298
Minority shareholders' interest (MSI)..........        109        80             --            80          (117)(k)        72
                                                   -------   -------        -------       -------       -------       -------
Profit (loss) for the year.....................     12,031     3,026            (73)        2,953        (2,765)       12,219
                                                   -------   -------        -------       -------       -------       -------
Dividend requirements on preference shares               2        --             --            --            --             2
                                                   -------   -------        -------       -------       -------       -------
Profit (loss) for the year
  applicable to ordinary shares................     12,029     3,026            (73)        2,953        (2,765)       12,217
                                                   =======   =======        =======       =======       =======       =======
Profit (loss) per ordinary share
   Profit (loss) for the year..................     0.6189                                 9.1708                      0.5365
   Replacement cost profit (loss) before
     exceptional items.........................     0.5800                                 3.1180                      0.4994
                                                   =======                                =======                     =======
Average number outstanding of ordinary
  shares (in millions).........................     19,436                                    322         3,335        22,771
                                                  ========                                ========      =======       =======
Reconciliation of replacement cost results
Profit (loss) for the year.....................     12,031                                  2,953        (2,765)       12,219
Inventory holding (gains) losses...............       (779)                                   (42)           --          (821)
                                                   -------                                -------       -------       -------
Replacement cost profit (loss) for the year....     11,252                                  2,911        (2,765)       11,398
Exceptional items net of tax and MSI...........         22                                 (1,907)        1,859           (26)
                                                   -------                                -------       -------       -------
Replacement cost profit (loss) before
  exceptional items............................     11,274                                  1,004          (906)       11,372
                                                  ========                                ========      =======       =======

     The Notes to the Unaudited Pro Forma Condensed Consolidated Financial
               Information are an integral part of the statement.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                          CONSOLIDATED INCOME STATEMENT


Note 1--Replacement cost profit

     Operating profit is a UK GAAP measure of trading performance. It excludes profits and losses on the sale or termination of operations and fundamental restructuring costs, interest expense and taxation.

     BP determines operating profit on a replacement cost basis, which eliminates the effect of inventory holding gains and losses. For the oil and gas industry, the price of crude oil can vary significantly from period to period, hence the value of crude oil (and products) also varies. As a consequence, the amount that would be charged to cost of sales on a FIFO basis of inventory valuation would include the effect of oil price fluctuations on oil and products inventories. BP therefore charges cost of sales with the average cost of supplies incurred during the period rather than the historical cost of supplies on a FIFO basis. For this purpose, inventories at the beginning and end of the period are valued at the average cost of supplies incurred during the period rather than at their historical cost. These valuations are made quarterly by each business unit, based on local oil and product price indices applicable to their specific inventory holdings, following a methodology that has been consistently applied by BP for many years. Operating profit on the replacement cost basis is used by BP management as the primary measure of business unit trading performance, and BP management believes that this measure assists investors to assess the group's underlying trading performance from period to period.

     Replacement cost is not a US GAAP measure. The major US oil companies apply the LIFO basis of inventory valuation. The LIFO basis is not permitted under UK GAAP. The LIFO basis eliminates the effect of price fluctuations on crude oil and product inventory except where an inventory drawdown occurs in a period. BP management believes that, where inventory volumes remain constant or increase in a period, operating profit on the LIFO basis will not differ materially from operating profit on BP's replacement cost basis.

     Where an inventory drawdown occurs in a period, cost of sales on a LIFO basis will be charged with the historical cost of the inventory drawn down, whereas BP's replacement cost basis charges cost of sales at the average cost of supplies for the period. To the extent that the historical cost on the LIFO basis of the inventory drawn down is lower than the current cost of supplies in the period, operating profit on the LIFO basis will be greater than operating profit on BP's replacement cost basis. To the extent that the historical cost on the LIFO basis of the inventory drawn down is greater than the current cost of supplies in the period, operating profit on the LIFO basis will be lower than operating profit on BP's replacement cost basis.

     Replacement cost profit before exceptional items excludes profits and losses on the sale or termination of operations and fundamental restructuring costs, which are defined by UK GAAP. This is the measure of profit used by the BP board of directors in setting targets for and monitoring performance within BP. BP's management believes this indicator provides the most relevant and useful measure for investors because it most accurately reflects underlying trading performance.

Note 2--Reclassification

     Reclassifications   have  been  made  to  the  ARCO  historical   financial
information  presented  under US GAAP to conform to BP's  presentation  under UK
GAAP.

Note 3--Significant differences between ARCO's accounting policies under US GAAP and BP's accounting policies under UK GAAP

     ARCO prepares its financial statements in accordance with US GAAP. For purposes of preparing the Unaudited Pro Forma Condensed Consolidated Income Statement, the financial statements of ARCO have been restated to conform with BP accounting policies under UK GAAP by giving effect to the adjustments described below.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                    CONSOLIDATED INCOME STATEMENT (Continued)


Note 3--Significant differences between ARCO's accounting policies under US GAAP and BP's accounting policies under UK GAAP (continued)

Consolidation basis

     Under  US  GAAP,   ARCO's   interest   in  a   cogeneration   facility   is
proportionately consolidated, whereas under UK GAAP the joint venture would be equity accounted.

Inventory accounting

     ARCO carries inventories at the lower of current market value or cost. Cost is determined under the LIFO method for the majority of inventories of crude oil and petroleum products. The costs of remaining inventories are determined predominantly on an average cost basis.

     BP carries inventories at the lower of cost or net realizable value. Cost to BP is determined using the FIFO method. Cost of sales determined on a FIFO basis is adjusted to a replacement cost basis, i.e., to reflect the average cost of supplies incurred during the period, by excluding inventory holding gains and losses.

Deferred taxation

     Under the UK GAAP restricted liability method, deferred taxation is only provided for where timing differences are expected to reverse in the foreseeable future. For US GAAP under the liability method, deferred taxation is provided for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates.

Exceptional items

     Under UK GAAP, certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale or closure of businesses and fixed assets and fundamental restructuring charges. Under US GAAP, these items other than for discontinued operations are classified as operating income or expenses.

Equity accounting

     UK GAAP requires the investor's share of operating profit or loss, exceptional items, interest expense and taxation of associated undertakings and joint ventures to be shown separately from those of the group. For US GAAP, the after-tax profits or losses (i.e. operating results after exceptional items, interest expense and taxation) are included in the income statement as a single line item.

     UK GAAP requires the investor's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet, whereas under US GAAP the net investment is included as a single line item.

Provisions

     UK  GAAP  requires   provisions  for   decommissioning   and  environmental
liabilities to be determined on a discounted basis if the effect of the time value of money is material.

     Provisions for decommissioning are recognized in full, on a discounted basis, at the commencement of oil and natural gas production. UK GAAP also requires the capitalization as a tangible fixed asset and subsequent depreciation of an amount equivalent to the provision.

     The unwinding of the discount, which represents a period-by-period cost, is included within interest expense. Under US GAAP (i) environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable and (ii) provisions for decommissioning are provided for on a unit-of-production basis over field lives.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                    CONSOLIDATED INCOME STATEMENT (Continued)


Note 3--Significant differences between ARCO's accounting policies under US GAAP and BP's accounting policies under UK GAAP (continued)

Business combinations

     US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

     US GAAP requires certain reorganization and integration costs to be incurred as part of a purchase business combination to be recognized as liabilities assumed and included in the allocation of the acquisition cost. UK GAAP does not generally permit recognition of these costs as part of the accounting for the business combination.

Note 4--UK GAAP adjustments to historical ARCO income statements

     The adjustments to restate the income statements of ARCO for the year ended December 31, 2000 to conform with BP accounting policies under UK GAAP are set out below.
                                                                For the year
                                                                    ended
                                                                 December 31,
Increase (decrease) in caption heading                               2000
--------------------------------------                          ------------
                                                                      $
                                                                  (Millions)
Consolidation basis
    Turnover: Joint ventures...................                      187
    Replacement cost of sales..................                      (85)
    Distribution and administration expenses...                      (48)
    Share of profits of joint ventures.........                       54
    Profit for the period......................                       --
Inventory accounting
    Replacement cost of sales..................                       64
    Inventory holding gains (losses)...........                       42
    Profit for the period......................                      (22)
Deferred taxation
    Replacement cost of sales..................                       15
    Taxation...................................                       83
    Profit for the period......................                      (98)
Exceptional items
    Other income...............................                     (303)
    Profit (loss) on the sale of fixed assets and
    businesses and termination of operations...                      303
    Profit for the period......................                       --
Equity accounting
    Other income...............................                      (35)
    Share of profits of joint ventures.........                       98
    Share of profits of associated undertakings                       23
    Interest expense...........................                       42
    Taxation...................................                       44
    Profit for the period......................                       --
Provisions
    Replacement cost of sales..................                      (87)
    Interest expense...........................                       40
    Profit for the period......................                       47
Business combinations
    Replacement cost of sales..................                     (121)
    Taxation...................................                      121
    Profit for the period......................                       --

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                    CONSOLIDATED INCOME STATEMENT (Continued)

Note 4--UK GAAP adjustments to historical ARCO income statements (Continued)

These adjustments may be summarized by caption heading as set out below.

                                                                For the year
                                                                    ended
                                                                 December 31,
                                                                     2000
                                                                ------------
                                                                      $
                                                                  (Millions)
(a) Turnover: Joint ventures
      Consolidation basis......................                      187
                                                                   =======
(b)  Replacement cost of sales
      Consolidation basis......................                      (85)
      Inventory accounting.....................                       64
      Provisions...............................                      (87)
      Business combinations....................                     (121)
      Deferred taxation........................                       15
                                                                   -------
                                                                    (214)
                                                                   =======
(c)  Distribution and administration expenses
      Consolidation basis......................                      (48)
                                                                   =======
(d)  Other income
      Exceptional items........................                     (303)
      Equity accounting........................                      (35)
                                                                   -------
                                                                    (338)
                                                                   =======
(e)  Share of profits of joint ventures
      Consolidation basis......................                       54
      Equity accounting........................                       98
                                                                   -------
                                                                     152
                                                                   =======
(f)  Share of profits of associated undertakings
      Equity accounting........................                       23
                                                                   =======

(g)  Profit (loss) on sale of fixed assets and businesses
      and termination of operations
      Exceptional items........................                      303
                                                                   =======
(h)  Inventory holding gains (losses)
      Inventory accounting.....................                       42
                                                                   =======
(i)  Interest expense
      Equity accounting........................                       42
      Provisions...............................                       40
                                                                   -------
                                                                      82
                                                                   =======
(j)  Taxation
      Deferred taxation........................                       83
      Equity accounting........................                       44
      Business combinations....................                      121
                                                                   -------
                                                                     248
                                                                   =======

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                    CONSOLIDATED INCOME STATEMENT (Continued)


Note 5--Pro Forma adjustments to the consolidated income statements

     The Unaudited Pro Forma Condensed Consolidated Income Statements give effect to the pro forma adjustments set out below.

Acquisition-related adjustments

     The acquisition-related adjustments reflect the actual impact on the ARCO UK GAAP historical profit and loss account of the fair values that were attributed to its assets and liabilities at the date of acquisition. The adjustments therefore eliminate certain credits and charges recognized by ARCO in its historical results which had already been reflected by BP in the form of fair value adjustments to the assets and liabilities acquired. The adjustments are mainly in respect of environmental charges, impairment charges, transaction costs, profit on sale of businesses and loss on retirement of debt.

Consolidation

     The consolidation adjustments eliminate the impact on the profit and loss account of transactions occurring between BP and ARCO since the date of the acquisition. In the period prior to the acquisition, such amounts are not considered material and therefore no adjustment is made.

Amortization

     The depreciation and amortization rates for the fair value adjustments to tangible fixed assets and goodwill are set out below.

     Depreciation: Exploration & Production assets have been depreciated on a unit-of-production basis. Refining & Marketing assets have been depreciated over 15 years (refineries) and 10 years (marketing assets).

     Goodwill: Amortized over a period of 10 years.

Minority shareholders' interest

     The adjustment to minority shareholders' interest represents the share of the other pro forma adjustments attributable to minority shareholders.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                    CONSOLIDATED INCOME STATEMENT (Continued)


Note 5--Pro Forma adjustments to the consolidated income statements (Continued)

      The pro forma adjustments to restate the income statements of ARCO for the year ended December 31, 2000 to conform with BP accounting policies under UK GAAP are set out below.

                                                                For the year
                                                                    ended
                                                                 December 31,
Increase (decrease) in caption heading                               2000
--------------------------------------                          ------------
                                                                      $
                                                                  (Millions)
Acquisition-related adjustments
    Turnover ..................................                       63
    Replacement cost of sales..................                     (747)
    Exploration expense........................                       (7)
    Other income...............................                      (74)
    Share of profits of associated undertakings                        3
    Profit (loss) on sale of fixed assets and..
    businesses and termination of operations...                   (2,933)
    Interest expense...........................                     (108)
    Taxation...................................                   (1,042)
    Profit for the period......................                   (1,037)
Consolidation
    Turnover ..................................                   (1,959)
    Replacement cost of sales..................                   (1,978)
    Production taxes...........................                        1
    Distribution and administration expenses...                       72
    Exploration expense........................                       (7)
    Other income...............................                     (244)
    Interest expense...........................                     (291)
    Profit for the period......................                       --
Amortization
    Replacement cost of sales..................                    1,847
    Profit for the period......................                   (1,847)
Minority shareholders' interest
    Interest expense...........................                       (2)
    Minority shareholders' interest............                     (117)
    Profit for the period......................                      119

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                    CONSOLIDATED INCOME STATEMENT (Continued)


These adjustments may be summarized by caption heading as set out below.

                                                                For the year
                                                                    ended
                                                                 December 31,
                                                                     2000
                                                                ------------
                                                                      $
                                                                  (Millions)
(a) Turnover
      Acquisition-related adjustment............                       63
      Consolidation.............................                   (1,959)
                                                                   -------
                                                                   (1,896)
                                                                   =======
(b)  Replacement cost of sales
      Acquisition-related adjustment............                     (747)
      Consolidation.............................                   (1,978)
      Amortization..............................                    1,847
                                                                   -------
                                                                     (878)
                                                                   =======
(c)  Production taxes
      Consolidation.............................                        1
                                                                   =======
(d)  Distribution and administration expenses
      Consolidation.............................                       72
                                                                   =======
(e)  Exploration expense
      Acquisition-related adjustment............                       (7)
      Consolidation.............................                       (7)
                                                                   -------
                                                                      (14)
                                                                   =======
(f)  Other income
      Acquisition-related adjustment............                      (74)
      Consolidation.............................                     (244)
                                                                   -------
                                                                     (318)
                                                                   =======
(g)  Share of profits of associated undertakings
      Acquisition-related adjustment............                        3
                                                                   =======

(h)  Profit (loss) on sale of fixed assets and businesses
      and termination of operations............
      Acquisition-related adjustment............                   (2,933)
                                                                   =======
(i)  Interest expense
      Acquisition-related adjustment............                     (108)
      Consolidation.............................                     (291)
      Minority shareholders' interest...........                       (2)
                                                                   -------
                                                                     (401)
                                                                   =======
(j)  Taxation
      Acquisition-related adjustment............                   (1,042)
                                                                   =======
(k)  Minority shareholders' interest
      Minority shareholders' interest...........                     (117)
                                                                   =======

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                    CONSOLIDATED INCOME STATEMENT (Continued)


Consideration

     ARCO shareholders received for each share of ARCO common stock held as of April 17, 2000, 9.84 BP ordinary shares. Such BP ordinary shares were delivered in the form of BP ADSs or, at the election of a holder of ARCO common stock, BP ordinary shares. For purposes of determining the consideration for the transaction the number of ARCO shares issued and outstanding on 17 April 2000 (324 million shares), together with the estimated number of additional shares which may be issued in respect of outstanding options and contingent stock and on conversion of ARCO preference stock (15 million shares), have been used, which would result in the issue of approximately 3,335 million BP ordinary shares. The total consideration for the acquisition was $27,506 million, including acquisition expenses of $79 million. Stamp duty reserve tax of $295 million paid on the issue of ADSs has been treated as a share issue expense and charged against the Share Premium Account.

     The cost of acquisition has been determined as follows:

                                                                      $
                                                                  (Millions)

Issue of 3,335 million BP ordinary shares at
  (pound)5.2925 ($8.39) per share.............................      27,992
Less: amounts receivable on issue of shares under option......         565
                                                                   -------
                                                                    27,427
Acquisition expenses..........................................          79
                                                                   -------
                                                                    27,506
                                                                   =======

Note 6--Significant differences between UK GAAP and US GAAP

     The Unaudited Pro Forma Condensed Consolidated Income Statement has been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP.

     The main differences between UK GAAP and US GAAP that are relevant to BP's Unaudited Pro Forma Condensed Consolidated Income Statement are set out below.

     For US GAAP the cost of acquisition has been determined as follows:

                                                                   At March
                                                                   31, 2000
                                                                   ---------
                                                                       $
                                                                  (Millions)
Issue of 3,335  million BP ordinary  shares
  at (pound)5.115 ($8.21) per share............................     27,386
Less: amounts receivable on issue of shares under option.......        565
                                                                   -------
                                                                    26,821
Acquisition expenses...........................................         79
                                                                   -------
                                                                    26,900
                                                                   =======

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                    CONSOLIDATED INCOME STATEMENT (Continued)

Group consolidation

     Investments in entities over which the Group does not exercise control (associates and joint ventures) are accounted for by the equity method.

     UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of associated undertakings and joint ventures. In addition the turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) are included in the income statement as a single line item.

     Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP allows these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

Income statement

     The income statement prepared under UK GAAP shows sub-totals for replacement cost profit before interest and tax, historical cost profit before interest and tax and profit after taxation. These line items are not recognized under US GAAP.

Exceptional items

     Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of businesses and fixed assets and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

Provisions

     UK GAAP requires that the amount recognised as a provision should be an estimate of the expenditure required to settle the obligation at the balance sheet date. Provisions for decommissioning, environmental liabilities and onerous contracts should be determined on a discounted basis if the effect of the time value of money is material.

     Under US GAAP if the probable cost of settling the obligation is within a range of estimated amounts and no amount within the range appears to be a more likely outcome than any other amount in the range, the minimum amount in the range should be accrued. Also under US GAAP (i) environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable and (ii) provisions for decommissioning are provided on a unit-of-production basis over field lives.

Deferred taxation

     Under the UK GAAP restricted liability method, deferred taxation is only provided where timing differences are expected to reverse in the foreseeable future. Under US GAAP deferred taxation is provided for temporary differences between the financial reporting basis and the tax basis of the Group's assets and liabilities at enacted tax rates.

     US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under US GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

     The adjustments for depreciation and deferred taxation arise from the difference between the UK GAAP and US GAAP bases for deferred taxation.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                    CONSOLIDATED INCOME STATEMENT (Continued)


Note 6--Significant differences between UK GAAP and US GAAP (Continued)

Sale and leaseback

     The sale and leaseback of the Amoco building in Chicago, Illinois in 1998 is treated as a sale for UK GAAP whereas for US GAAP it is treated as a financing transaction.

     A provision was recognized under UK GAAP in 1999 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision has been reversed for US GAAP.

     Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 is taken to income in the period in which the transaction occurs. Under US GAAP this profit is not recognized immediately but amortized over the term of the operating lease.

Goodwill

     The goodwill recognized on the acquisition of ARCO in 2000 for US GAAP is higher than for UK GAAP. The additional deferred tax liability recognized for US GAAP is reflected in a corresponding increase in goodwill. This increase is partly offset by the lower consideration for US GAAP compared with UK GAAP as a result of using BP share prices on different dates to determine the respective considerations.

Debt retirement charges

     Under US GAAP charges arising on the early retirement of debt would be shown as an extraordinary item. Under UK GAAP they are included within interest expense.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                    CONSOLIDATED INCOME STATEMENT (Concluded)


Note 6--Significant differences between UK GAAP and US GAAP (Concluded)

                                                                For the year
                                                                    ended
                                                                 December 31,
Profit for the Period                                               2000
---------------------                                           ------------
                                                                      $
                                                         (Millions)except per share
                                                               and ADS amounts)

Profit  (loss)  from  continuing  operations  as                   12,219
reported under UK GAAP.........................
   Adjustments
   Depreciation charge.........................                     (946)
   Decommissioning and environmental expense...                     (346)
   Onerous property leases.....................                      (42)
   Interest expense............................                      201
   Deferred taxation...........................                     (619)
   Other.......................................                       60
                                                                  -------
Profit  (loss)  for  the  year  from  continuing
operations as adjusted                                             10,527
Dividend requirements on preference shares.....                         2
                                                                  -------
Profit  (loss)  for the period  from  continuing                   10,525
operations applicable to ordinary  shares as adjusted to
accord with US GAAP............................
                                                                  -------
Profit  (loss)  for the period  from  continuing
operations as adjusted:
Per ordinary share
   Basic.......................................                      0.46
   Diluted.....................................                      0.46
                                                                  =======
Per ADS
   Basic.......................................                      2.76
   Diluted.....................................                      2.76
                                                                  =======


Proft per ordinary share on a US GAAP basis

                                                      BP             ARCO           BP
                                                      ----------     ----------     ---------
Year ended December 31, 2000                          Historical     Historical     Pro Forma
----------------------------                          ----------     ----------     ---------
                                                          $               $             $
                                                   (millions, except per share and ADS amounts)
Profit for the year applicable to common                  10,348          3,026        10,525
(ordinary) shares.........................              ========      =========      ========
Profit for the year:
Per common (ordinary) share
   Basic..................................                  0.53           9.40          0.46
   Diluted................................                  0.53           9.20          0.46
Per ADS
   Basic..................................                  3.18                         2.76
   Diluted................................                  3.18                         2.76
                                                        ========                     ========
Average number of common (ordinary)
shares outstanding (in millions)
   Basic..................................                19,436            322        22,771
   Assuming dilution......................                19,581            329        22,916
                                                        ========       ========      ========

  Following the acquisition of ARCO by BP, ARCO no longer engages in significant hedging activity using derivative instruments. Accordingly, the impact of SFAS No. 133 will not be material to stand-alone ARCO financial statements.

2. Financial Statements of Atlantic Richfield Company for year ended December 31, 2000 including the Report of the Independent Accountants and Consent of Indpendent Accountants.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Atlantic Richfield Company

  We have audited the accompanying consolidated balance sheet of Atlantic Richfield Company as of December 31, 2000 and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. Our audits also included the financial statement schedule for year ended December 31, 2000. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Richfield Company at December 31, 2000 and the consolidated results of operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information for the year ended December 31, 2000 set forth therein.

                                          Ernst & Young L.L.P.

Los Angeles, CA
March 14, 2001

CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference of our report dated March 14, 2001, with respect to the consolidated financial statements of Atlantic Richfield Company as of and for the year ended December 31, 2000 included in this Form 6-K in the following Registration Statements:

     Registration Statement on Form F-3 (File No. 333-9790) of BP Amoco p.l.c.;

     Registration Statements on Form F-3 (File Nos. 33-39075 and 33-20338) of BP America Inc. and BP Amoco p.l.c.;

     Registration Statement on Form F-3 (File No. 33-29102) of The Standard Oil Company and BP Amoco p.l.c.; and

     Registration  Statements  on  Form  S-8  (File  Nos.  33-21868,   333-9020,
333-9798, 333-79399 and 333-34968) of BP Amoco p.l.c.

                                           /S/ ERNST & YOUNG L.L.P.
                                           -----------------------
Chicago, IL                                    Ernst & Young L.L.P.
February 19, 2002

                        Consolidated Statement of Income

 Millions, except per share
 amounts                                       2000
---------------------------------------------------
 REVENUES
 Sales and other operating
  revenues                                 $ 14,993
 Sales to related parties                     2,507
 Other revenues                                 893
 Interest from related party                    305
                                       ------------
 Total revenues                              18,698
                                       ------------
 EXPENSES
 Trade purchases                              6,725
 Trade purchases from related
  parties                                     2,667
 Operating expenses                           2,685
 Selling, general and
  administrative expenses                       513
 Exploration expenses
  (including undeveloped
  leasehold amortization)                       303
 Depreciation, depletion and
  amortization                                1,617
 Impairment of oil and gas
  properties                                    286
 Taxes other than income taxes                  471
 Interest                                       426
 Interest - related party                        53
 Loss on disposition of Algeria
  assets                                          -
 Restructuring costs                            742
                                       ------------
 Total expenses                              16,488
                                       ------------
 Income (loss) before items
  below                                       2,210
 Gain on sale of Alaska oil and
  gas businesses and pipelines                2,588
                                       ------------
 Income (loss) from continuing
   operations before income
   taxes,
   minority interest and
   extraordinary item                         4,798
 Provision (benefit) for taxes
  on income                                   1,629
 Minority interest in earnings
  of subsidiaries                                80
                                       ------------
 Income (loss) from continuing
  operations before
  extraordinary item                          3,089
  Gain on disposition of
   discontinued operations, net
   of income taxes (benefit) of $(1)             89
                                       ------------
 Income before extraordinary
  item                                        3,178
 Extraordinary loss on
  extinguishment of debt, net
  of income taxes of $91                        152
                                       ------------
 Net income                                $  3,026
                                       ------------

The Notes to Consolidated Financial Statements are an integral part of this statement.

Page 21
                           Consolidated Balance Sheet

Millions                                                       2000
-------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                 $     92
 Short-term investments                                         202
 Accounts receivable                                          1,185
 Accounts receivable from related parties                        90
 Inventories                                                    374
 Prepaid expenses and other current assets                      125
                                                           --------
 Total current assets                                         2,068
                                                           --------
Investments and long-term receivables:
 Receivable from BP                                           3,597
 Investments accounted for on the equity method               1,484
 Other investments and long-term receivables                  1,660
                                                           --------
 Total investments and long-term receivables                  6,741
                                                           --------
Net property, plant and equipment                            14,721
Net assets of discontinued operations                             -
Deferred charges and other assets                             1,420
                                                           --------
Total assets                                               $ 24,950
                                                           --------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable                                             $      -
 Accounts payable                                             1,073
 Taxes payable                                                  522
 Long-term debt due within one year                             304
 Other                                                        1,062
                                                           --------
 Total current liabilities                                    2,961
                                                           --------
Long-term debt                                                4,090
Deferred income taxes                                         3,376
Dismantlement, restoration and reclamation                      312
Environmental reserves                                          943
Other deferred liabilities and credits                        2,186
Minority interest                                               150
                                                           --------
Total liabilities                                            14,018
                                                           --------
Stockholders' equity:
 Preference stocks                                                1
 Common stock, $2.50 par value; shares issued 327,436,320
  shares outstanding 324,711,290 (2000)                         818
 Capital in excess of par value of stock                        959
 Retained earnings                                            9,420
 Treasury stock                                                (217)
 Accumulated other comprehensive income (loss)                  (49)
                                                           --------
Total stockholders' equity                                   10,932
                                                           --------
Total liabilities and stockholders' equity                 $ 24,950
                                                           --------

The Notes to Consolidated Financial Statements are an integral part of these statements.

Page 22
                      Consolidated Statement of Cash Flows

Millions                                                         2000
---------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Income (loss) from continuing operations and
  extraordinary item                                          $ 2,937
 Adjustments to reconcile income to net cash
  provided by operating activities:
   Gain on sale of Alaskan oil and gas businesses and
    pipelines                                                  (2,588)
   Net gain on other asset sales                                 (466)
   Depreciation, depletion and amortization                     1,617
   Impairment of oil and gas properties                           286
   Dry-hole expense and undeveloped leasehold
    amortization                                                  133
   Loss on Algeria asset disposal                                   -
   Income from equity investments                                 (47)
   Dividends from equity investments                               78
   Noncash provisions greater (less) than cash
    payments                                                      618
   Minority interest in earnings of subsidiaries                   80
   Deferred income taxes                                         (977)
   Extraordinary loss on extinguishment of debt                   152
   Changes in working capital accounts                            644
   Other                                                         (156)
                                                             --------
 Net cash provided by operating activities                      2,311
                                                             --------
 ASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of Alaskan oil and gas
  businesses and pipelines                                      6,803
 Proceeds from other asset sales                                1,494
 Receivable from BP                                            (3,597)
 Additions to fixed assets, including dry-hole costs           (2,078)
 Acquisition of Vastar's minority interest                     (1,618)
 Net proceeds from sale of ARCO Chemical and U.S.
  coal assets                                                       -
 Union Texas Petroleum acquisition                                  -
 Net cash provided (used) by short-term investments                68
 Investment in/advances to LUKARCO                               (246)
 Investments and long-term receivables                           (307)
 Other                                                              -
                                                             --------
  Net cash provided (used) by investing activities                519
                                                             --------
 CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayments of long-term debt                                  (1,416)
 Proceeds from issuance of long-term debt                          94
 Net cash provided (used) by notes payable                     (1,674)
 Dividends paid                                                  (697)
 Treasury stock purchases                                          (7)
 Other                                                             13
                                                             --------
  Net cash provided (used) by financing activities             (3,687)
                                                             --------
  Cash flows from discontinued operations                          52
 Effect of exchange rate changes on cash                           18
                                                             --------
  Net increase (decrease) in cash and cash
  equivalents                                                    (787)
 Cash and cash equivalents at beginning of year                   879
                                                             --------
  Cash and cash equivalents at end of year                    $    92
                                                             --------

The Notes to Consolidated Financial Statements are an integral part of these statements.

           Consolidated Statement of Changes in Stockholders' Equity


                                                                                 Accumulated
                                                                                       Other
                            Common     Stock   Preference      Capital in   Treasury     Stock   Comprehensive    Retained
 Millions                   Shares   Dollars        Stock   Excess of Par     Shares   Dollars*   Income (loss)   Earnings   Total
----------------------------------------------------------------------------------------------------------------------------------
 Balance January 1, 2000     326.7      $817         $1             $889         3.7     $(279)         $ 167      $ 7,091  $8,686
-----------------------------------------------------------------------------------------------------------------------------------
 Net income                                                                                                          3,026   3,026
 Other comprehensive
  income:
 Unrealized loss on
  securities                                                                                              (88)                 (88)
 Foreign currency
  translation                                                                                            (158)                (158)
 Minimum pension
  liability                                                                                                30                   30
-----------------------------------------------------------------------------------------------------------------------------------
 Total comprehensive
  income                                                                                                                     2,810
 Common stock dividends                                                                                               (696)   (696)
 Preference stock
  dividends                                                                                                             (1)     (1)
 Common stock issued           0.5          1                         52                                                        53
 Treasury stock purchases                                                        0.1       (7)                                  (7)
 Treasury stock issued                                                28        (0.9)      59                                   87
 Cancellation of common
  stock shares              (324.5)      (812)                       (10)       (0.2)      10                                 (812)
 Issuance of common stock
  shares to BP               324.7        812                                                                                  812
-----------------------------------------------------------------------------------------------------------------------------------
 Balance December 31,
  2000                       327.4       $818         $1           $ 959         2.7    $(217)           $(49)      $9,420 $10,932
===================================================================================================================================


*At cost

The Notes to Consolidated Financial Statements are an integral part of these statements.

                  Notes to Consolidated Financial Statements

Note 1 Acquisition of ARCO by BP

  On April 18, 2000, BP completed the acquisition of ARCO pursuant to the terms of the merger agreement dated March 31, 1999, as amended through March 27, 2000 (Merger Agreement). The Merger Agreement, approved by the boards of both BP and ARCO, provided for all common shareholders of ARCO, with the exception of BP, ARCO or any of their subsidiaries, to receive 9.84 BP ordinary shares, each in the form of BP American Depositary Shares (ADSs) or, at the election of the shareholder, BP ordinary shares, in return for the cancellation of each of their shares (other than the shares held by CH-Twenty Holdings, LLC, a subsidiary of ARCO) (the Cancelled ARCO Shares). It also provided for the issue to BP of new common shares equal in number to the Cancelled ARCO Shares. Any right to a fraction of a BP ADS or an odd lot of less than six BP ordinary shares was satisfied by a cash payment. In addition, the outstanding ARCO common stock was delisted from the New York Stock Exchange (NYSE) and other exchanges on which it had been listed.
  Following the acquisition, ARCO's outstanding shares of $2.80 and $3.00 Preference Stock remained listed on the NYSE. Pursuant to the Merger Agreement, each share of $2.80 Preference Stock was converted into the right to receive
7.872 ADSs and each share of $3.00 Preference Stock was converted into the right to receive 22.304 ADSs.
  Following the acquisition of ARCO by BP, ARCO became part of the BP Group, and the ARCO businesses have been structured into business units, some of which were combined with other businesses of the BP Group. The operations within the BP Group are managed through four main businesses, Exploration and Production, Gas and Power, Refining and Marketing and Chemicals. Gas and Power and Chemical operations are not material for ARCO.
  The financial position and results of operations of ARCO should be understood in the context of this relationship. The financial statements of ARCO reflect the historical costs to the previous shareholder group and, accordingly, do not reflect any purchase accounting adjustments related to the acquisition of ARCO by BP. Significant intercompany accounts and transactions between BP and its affiliates and ARCO are disclosed as related party transactions in Note 3.

Note 2 Accounting Policies

ARCO's accounting policies conform to accounting principles generally accepted in the United States, including the "successful efforts" method of accounting for oil and gas producing activities. Unless otherwise stated, the Notes to Consolidated Financial Statements exclude discontinued operations.

Principles of Consolidation
The consolidated financial statements include the accounts of all subsidiar-ies, ventures and partnerships in which a controlling interest is held. ARCO also consolidates its interests in undivided interest pipeline companies and in oil and gas joint ventures. ARCO uses the equity method of accounting for companies where its effective ownership is between 20% and 50% and for other ventures and partnerships in which a controlling interest is not held.

Revenue Recognition
Revenues are generally recognized upon the passage of title, net of royalties, if applicable.

Cash Equivalents
Cash equivalents consist of highly liquid investments, such as time deposits, certificates of deposit and marketable securities other than equity securi-ties, maturing within three months of purchase. Cash equivalents are stated at cost, which approximates fair value.

                  Notes to Consolidated Financial Statements


Oil and Gas Unproved Property Costs
Unproved property costs are initially capitalized. Significant unproved prop-erties are not amortized but are periodically assessed for impairment. Other unproved properties are amortized on a composite basis, considering past suc-cess experience and average property life. In general, costs of properties surrendered or otherwise disposed of are charged to accumulated amortization. Costs of successful properties are transferred to developed properties. Ex-ploratory wells that find oil and gas reserves which cannot be classified as proved within one year of discovery and do not continue to qualify as capital-ized costs are charged to expense as dry-hole costs.

Fixed Assets
Fixed assets are recorded at cost and are written off on either the unit-of-production or straight-line method based on the expected lives of individual assets or groups of assets.
  Upon disposal of assets depreciated on an individual basis, residual cost less salvage value is included in current income. Upon disposal of assets depreciated on a group basis, unless unusual in nature or amount, residual cost less salvage value is charged against accumulated depreciation.

Impairment of Long-lived Assets
Long-lived assets are assessed for possible impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," whenever changes in economic or operating conditions indicate the carrying amount may not be recoverable. If undiscounted future cash flows are less than the carrying amount, an impairment loss is recognized to the extent the carrying amount exceeds future discounted cash flows. For proved oil and gas properties, the assessment is performed on an individual field basis and is based on the company's price forecast used for economic decision making.

Dismantlement, Restoration and Reclamation Costs
The estimated costs, net of salvage value, of dismantling facilities or projects with limited lives or that are required to be dismantled by contract, regulation or law, and the estimated costs of restoration and reclamation associated with oil and gas operations are accrued during production and classified as a long-term liability. Such costs are taken into account in determining depreciation, depletion and amortization.

Environmental Remediation
Environmental remediation costs are accrued as operating expenses based on the estimated timing and extent of remedial actions required by applicable governmental authorities and the amount of ARCO's liability in consideration of the liability and financial wherewithal of other responsible parties. Estimated liabilities are not discounted to present value.

Stock-based Compensation
Employee stock options are accounted for under the intrinsic value method pre-scribed by Accounting Principles Board Opinion (APB) No. 25.

Earnings per Share
Earnings per share for 2000 has been omitted from ARCO's financial statements because ARCO had no publicly held common stock after ARCO's acquisition by BP on April 18, 2000.

                  Notes to Consolidated Financial Statements

  Basic earnings per share was based on the average number of common shares outstanding during each period. Diluted earnings per share included as out-standing certain contingently issuable shares, primarily stock options and convertible preference stock.

Use of Estimates
The preparation of financial statements in conformity with accounting princi-ples generally accepted in the United States requires management to make esti-mates and assumptions that affect the reported amounts of assets and liabili-ties and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments
Prior to the acquisition of ARCO by BP, the company used a variety of derivative instruments, both financial and commodity based, to minimize the market risks of commodity price, interest rate and foreign currency fluctuations. The company did not hold or issue derivative instruments for trading purposes and was not a party to leveraged instruments. All derivative instruments were off-balance sheet instruments; however, net receivable or payable positions related to derivative instruments were carried on the balance sheet. The nature of the transaction underlying a risk management strategy, primarily whether or not the instrument qualified as a hedge, determined which accounting method was used.
  In order to qualify for hedge accounting, the derivative instrument must be effective as a hedge and designated as such.
  Deferral accounting was used for the following types of transactions (if the instrument qualified as a hedge): future crude oil and natural gas production; fixed-price crude oil and natural gas purchase and sale commitments; U.S. dol-lar-denominated debt issued by a foreign subsidiary; debt denominated in a foreign currency; and anticipated foreign currency commitments. Under this method, deferred gains and losses were included in other assets or accrued li-abilities until the designated underlying item was recognized in income. Rec-ognized gains and losses were recorded in sales and other operating revenues, other revenues or trade purchases depending on the underlying item associated with the derivative. Instruments typically used in these transactions were crude oil and natural gas swap and price collar contracts and some foreign currency swap, forward and option contracts.
  The accrual method of accounting was used for interest rate swap agreements entered into by the company which convert the interest rate on fixed-rate debt to a variable rate. Under the accrual method, each net payment or receipt due or owed under the derivative was recognized in income in the period to which the payment or receipt relates. Amounts to be paid/received under these agreements were recognized as an adjustment to interest expense. The related amounts payable to/receivable from the counterparties were included in other accrued liabilities.
  The fair value method of accounting was used for any derivative instrument that did not qualify as a hedge. The fair value method, whereby gains and losses associated with changes in fair value of a derivative instrument were recognized currently in income or in accumulated other comprehensive income, was used for the following derivative instruments: foreign currency forward and option contracts associated with anticipated future cash flows related to overseas operations, and foreign currency swap contracts associated with foreign-denominated intercompany debt with maturities exceeding one year. Changes in fair value of all transactions accounted for under this method were recognized currently in income and reported as other revenues.
  Under all methods of accounting, the cash flows related to any recognized gains or losses associated with derivative instruments were reported as cash flows from operations.

                  Notes to Consolidated Financial Statements

  If a derivative instrument designated as a hedge was terminated prior to expected maturity, gains or losses were deferred and included in income when the underlying hedged item was recognized in income.
  When the designated item associated with a derivative instrument matured, was sold, extinguished or terminated, gains or losses were recognized as part of the gain or loss on sale or settlement of the underlying item. When a derivative instrument was associated with an anticipated transaction that was no longer expected to occur, the gain or loss on the derivative was recognized immediately in income.

Note 3 Relationship with BP and Other Related Party Transactions

Following the acquisition of ARCO by BP on April 18, 2000, BP and certain of its affiliates began providing certain senior management services, legal services, tax services, risk management and various other corporate services to ARCO. The incremental cost of these services is not material and is not included in the financial statements of ARCO.
  ARCO participates in BP's cash management system, where the bank sends daily notification of checks presented for payment. BP transfers funds from other sources to cover the checks presented for payment. This program generally results in book overdrafts as a result of checks outstanding. At December 31, 2000, these book overdrafts have been reclassified to accounts payable.
  Sales to and purchases from BP or its subsidiaries consisted primarily of the sale or purchase of petroleum liquids and natural gas. The sales to other related parties primarily included sales to Southern Company Energy Marketing
(SCEM), an equity affiliate of Vastar Resources, Inc. (Vastar) and consisted of sales of natural gas produced by Vastar. Vastar sold its interest in SCEM in September, 2000.
  Sales to related parties for the year ended December 31, 2000 were as follows:

(millions)                                          2000
--------------------------------------------------------
BP                                               $ 1,600
Southern Company Energy Marketing                    820
Other                                                 87
                                                --------
                                                 $ 2,507
                                                ========

Purchases from related parties for the year ended December 31, 2000 were as follows:

(millions)                                          2000
--------------------------------------------------------
BP                                               $ 2,586
Southern Company Energy Marketing                     71
Other                                                 10
                                                --------
                                                 $ 2,667
                                                ========

ARCO and its subsidiaries will join with BP America Inc. (BP America), a subsidiary of BP, in filing a consolidated federal income tax return for periods subsequent to the acquisition of ARCO by BP. ARCO and BP America are parties to a tax sharing agreement which requires ARCO as a member of BP America's consolidated tax group to pay its share of the group's federal income taxes and certain state and local taxes to BP America. ARCO's share of these taxes is generally the amount of federal income tax it would have to pay if ARCO and its subsidiaries filed tax returns as a separate tax group.

                  Notes to Consolidated Financial Statements

  ARCO entered into a long-term deposit agreement with BP America in which the initial deposit consisted of the proceeds from the sale of the Alaskan oil and gas businesses. Subject to the provisions of early termination the funds will continue to be on deposit until January 1, 2002. In September 2000, ARCO withdrew $1.5 billion to purchase Vastar's publicly held minority stockholding. The interest rate is tied to the LIBOR rate or such other rate as may be agreed between the parties.

Note 4 Sale of Alaskan Operations

In the second quarter of 2000 ARCO completed the sale of its Alaskan operations, comprising oil and gas production, crude oil marine transportation and related crude oil inventory, for proceeds totaling approximately $6.2 billion and realized an after-tax gain of approximately $1.8 billion. The net book value of those assets at the time of the sale was approximately $3.2 billion. The gain on the inventory portion of the sale included a $69 million after-tax gain from LIFO inventory liquidation. The results of the Alaskan oil and gas producing and marine transportation operations through the dates of sale are included in ARCO's twelve-month results ended December 31, 2000.
  In the third quarter of 2000 ARCO sold its Alaskan pipeline operations, thereby completing the sale of all Alaskan operations mandated by the Federal Trade Commission in obtaining approval for the acquisition of ARCO by BP. ARCO received proceeds of $308 million and recorded an after-tax loss of $34 million. The results of the Alaskan pipeline operations through the date of sale are included in ARCO's twelve-month results ended December 31, 2000.
  The following table sets forth the operating results for the Alaskan oil and gas producing, pipeline and marine transportation businesses included in ARCO's financial statements for the year ended December 31, 2000.

(millions)                                                        2000
----------------------------------------------------------------------
Revenues
 Sales and other operating revenues*                           $ 1,209
                                                               -------
  Total revenues                                                 1,034
                                                               -------
Expenses
 Operating expenses                                                146
 Depreciation, depletion and amortization                          135
 Exploration expenses                                               23
 Taxes other than income taxes                                     110
 Interest                                                           38
                                                               -------
  Total expenses                                                   452
                                                               -------
Income from continuing operations before income taxes
 and minority interest                                         $   582
                                                               =======
* Before elimination of intercompany transfers                 $   861
                                                               =======

Note 5 Sale of Certain Lower 48 Pipeline Assets

In order to obtain approval for the acquisition of ARCO by BP, the Federal Trade Commission also required that ARCO sell certain Lower 48 pipeline assets. The sale of those assets was completed in August 2000 for net proceeds totaling approximately $314 million and ARCO recorded an after-tax gain on the sale of approximately $8 million in the third quarter of 2000. The net book value of the Lower 48 pipeline assets sold was approximately $304 million.

                  Notes to Consolidated Financial Statements

Note 6 Merger Agreement between ARCO and Vastar

On September 15, 2000, Vastar's common stock minority shareholders approved the merger agreement between ARCO and Vastar. Following the approval, 18,252,609 shares of Vaster common stock were purchased by ARCO at a price of $83 per share for a total purchase price of $1,618 million (including $103 million primarily for the buyout of employee stock options then outstanding). Vastar is now a 100% owned subsidiary of ARCO.

Note 7 Segment Information

Segment information has been prepared in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." ARCO has two reportable segments: exploration and production (E&P) and refining and marketing (R&M). The segments were determined based upon types of products produced/sold by each segment. Segment performance is evaluated based upon net income, excluding interest expense.
  The E&P segment is an aggregation of several business units engaged in one or more of the following: the worldwide exploration, development and production of petroleum liquids (crude oil, condensate and natural gas liquids) and natural gas; the purchase and sale of petroleum liquids and natural gas, and prior to the sale discussed in Note 4, the transportation via pipeline of petroleum liquids within the State of Alaska. The company's investments in the LUKARCO joint venture and LUKOIL common stock are included in the E&P segment as well.
  The R&M segment comprises the refining of crude oil, primarily from the North Slope of Alaska; the marketing of petroleum products, primarily in the West Coast region of the U.S.; and, prior to the sale discussed in Note 4, the transportation of petroleum liquids and petroleum products via ocean-going tankers, primarily between Alaska and the West Coast. The company's equity investment in Zhenhai Refining and Chemical Company is included in the R&M segment as well.
  Revenue from other operating segments is attributable to the pipeline transportation and storage of petroleum liquids and petroleum products in the 48 contiguous United States and operations of an aluminum business.

                   Notes to Consolidated Financial Statements

Intersegment sales were made at prices approximating current market value.

Segment Information

                          Exploration  Refining &             Unallocated
Millions                 & Production   Marketing  All Other        Items        Totals
----------------------------------------------------------------------------------------
Sales and other operating revenue:
 U.S.                         $ 5,480    $ 10,157     $  510       $    -     $  16,147
 International                  2,132          74          -            5         2,211
Intersegment revenues            (853)          -          -           (5)         (858)
                             -----------------------------------------------------------
Total                           6,759      10,231        510            -        17,500
Income from equity
 affiliates                        41          (4)        10            -            47
Interest revenue                   70          40          5          365           480
Interest expense                    -           -          -          479           479
Depreciation, depletion
 and amortization               1,331         260         19            7         1,617
Income tax expense
 (benefit)                      1,660         156         33         (220)        1,629
Net income (loss) (b)           3,400         271         47         (692)(a)     3,026
Investment in equity
 affiliates                     1,233         206         60          (15)        1,484
Property, plant and
 equipment (net):
 U.S.                           5,525       2,725        424           53         8,727
 International                  5,968          26          -            -         5,994
Additions to fixed
 assets                         1,714         334         30            -         2,078
Segment assets                 14,367       4,427        836        5,320        24,950


--------

(a) Includes: gain on disposition of discontinued operations of $89, and extraordinary loss of $152.
(b) Includes gain/(loss) on sale of Alaska oil and gas businesses and pipelines of $1,809, $(6), and $8, allocated to E&P, R&M and other, respectively.

                  Notes to Consolidated Financial Statements


Note 8 Discontinued Operations

In the second quarter of 2000, ARCO disposed of its remaining coal assets in Australia. Upon the sale of those assets, a provision originally established in 1998 for the estimated loss on sale of U.S. and Australian coal assets was reduced resulting in an after-tax gain of $89 million.

  Revenues and net income from discontinued coal operations during the year ended December 31, 2000 were as follows:

 Millions                    2000
---------------------------------
 Revenues                    $ 56
 Net income                  $  -
                           ======
 Gain on disposition:          89
                           ======

                  Notes to Consolidated Financial Statements

Note 9 Restructuring Costs

During 2000 the company recorded restructuring costs of $742 million before tax in conjunction with the merger into BP (See Note 1), comprised of the following:

   Personnel terminations................................................. $366
   Facilities closure.....................................................   88
   Stock-related compensation.............................................   98
   Merger costs...........................................................  101
   UK shutdown costs......................................................   58
   Other shutdown costs...................................................   31
                                                                           ----
                                                                           $742
                                                                           ====

Personnel termination costs relate to the severance of approximately 2,050 employees, primarily at the corporate headquarters and Vastar, a technical support center in Texas, and various operating units worldwide. This did not include costs related to the termination of foreign national employees. This represents specific employee terminations identified as of December 2000; further charges may be necessary in future periods if additional terminations become known.
  Additionally, approximately 700 terminations were identified related to Alaskan oil and gas and lower 48 pipeline operations sold during 2000. These costs were included as part of the net gain on sale of those operations.
  The following table summarizes the charges related to the terminations that resulted from ARCO's merger into BP:

                                                     Funded    Unfunded
                                      Short-term  Long-term   Long-term
($ millions)             Terminations   Benefits(a)Benefits(b) Benefits(c)Total
-------------------------------------------------------------------------------
Reported as
 restructuring costs....    2,050        $118       $199         $49      $366
Reported with gain on
 sale of assets.........      700          30         66          --        96
                            -----        ----       ----         ---      ----
 Total..................    2,750        $148       $265         $49      $462
                            =====        ====       ====         ===      ====

--------
(a) Severance payments and ancillary benefits such as relocation and outplacement.
(b) Net increase in pension benefits to be paid from assets of qualified plans.
(c) Net increase in non-qualified pension benefits and other postretirement benefits to be paid from Company funds.

Through December 31, 2000, approximately 1,530 employees have been terminated and approximately $84 million of severance and ancillary benefits have been paid and charged against the accrual. Payments made do not necessarily correlate to the number of terminations due to the ability of terminees to defer receipt of certain payments. The remaining severance and ancillary benefits are expected to be paid by the second quarter 2002.
  A reserve of $88 million was established for office space and facilities, primarily in Los Angeles and Houston, that will be vacated with no future economic benefit. Cash payments will be made through the remaining terms of the leases, the longest (and largest) of which extends to 2012.

                  Notes to Consolidated Financial Statements

  The charge of $98 million for stock-related compensation related to compensation benefits from contingent restricted stock and dividend share credits on stock options granted to executives and key employees. The benefits, which ordinarily would have been reported as compensation expense in future periods, were accelerated upon the change of control of the company.
  Merger costs represent costs directly related to the consummation of the merger, primarily for investment and legal consultants, which have been paid.
  The remainder of the unusual items charge is comprised of shutdown costs (such as foreign national terminations and other location-specific costs) for offices in the United Kingdom and other worldwide locations.
  Through December 31, 1999, the company had previously established reserves totaling $251 million for the costs of terminating 1,250 employees. $103 million related to short-term benefits such as severance payments and ancillary benefits such as relocation and outplacement; $148 million related to pension and other postretirement benefits. Through December 31, 2000, approximately 1,200 employees have been terminated and approximately $97 million of severance and ancillary benefits have been paid and charged against the short-term benefit accrual. The remaining employees will terminate under the 2000 merger change of control severance program with the previously established reserves deemed adequate.

Union Texas Petroleum Holdings, Inc. (UTP) Restructure.
Through December 31, 2000, the company established a $90 million provision for the termination of 357 employees from the integration of UTP into ARCO's operations. As of December 31, 2000, ARCO had terminated 355 of the employees and had paid out a total of $85 million in severance benefits.

Note 10 Inventories

Inventories are recorded when purchased, produced or manufactured and are stated at the lower of cost or market. In 2000, approximately 75% of inventories, excluding materials and supplies, were determined by the last-in, first-out
(LIFO) method. Materials and supplies and other non-LIFO inventories are determined predominantly on an average cost basis.
  Total inventories at December 31, 2000 comprised the following:

Millions
---------------------------------------------------
Crude oil and petroleum products           $    147
Other products                                  113
Materials and supplies                          114
                                             ------
Total                                      $    374
                                             ======

The excess of the current cost of inventories over book value was approximately $236 million at December 31, 2000.

Note 11 Investments

At December 31, 2000, investments in debt securities were primarily composed of U.S. Treasury securities and corporate debt instruments. Maturities generally ranged from one month to ten years. These investments are classified as short or long term depending on maturity. ARCO's investments in LUKOIL common stock and Zhenhai Refining and Chemical Company convertible bonds were included in other investments and long-term receivables. At December 31, 2000 all investments were classified as available-for- sale and were reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income.

                  Notes to Consolidated Financial Statements

  The following summarizes investments at December 31 2000:

Millions
--------------------------------------------------------
Aggregate fair value                          $    1,395
Gross unrealized holding losses                        2
Gross unrealized holding gains                      (218)
                                                  ------
Amortized cost                                $    1,179
                                                  ======

Investment activity for the years ended December 31, 2000 was as follows:

Millions
--------------------------------------------------------
Gross purchases                                 $  6,805
Gross sales                                          848
Gross maturities                                   5,910

Gross realized gains and losses were insignificant and were determined by the specific identification method.
                                                                 [LOGO OF ARCO]

Note 12 Fixed Assets
Property, plant and equipment at December 31, 2000 was as follows:

                                                2000

Millions                                    Gross     Net
---------------------------------------------------------
Exploration & production                  $22,383 $11,493
Refining & marketing                        5,362   2,751
Other operations                              618     424
Unallocated                                   160      53
                                          ---------------
Total                                     $28,523 $14,721
                                          ===============

Expenses for maintenance and repairs for 2000 was $244 million.

  In 2000, ARCO recorded an impairment charge of $286 million before tax primarily related to several Latin American oil fields along with smaller impairments of properties in the United States and Europe.

Note 13 Short-term Borrowings and Bank Credit Facilities

Notes payable consist primarily of ARCO's commercial paper issued to a variety of financial investors and institutions and any amounts outstanding under ARCO credit facilities. There were no short-term notes payable outstanding at December 31, 2000. The weighted average interest rate on notes payable outstanding at December 31, 1999 was 6.0%. In April 2000, following the acquisition of ARCO by BP, ARCO's $3.0 billion unused committed bank credit facility was terminated.

                  Notes to Consolidated Financial Statements


Note 14 Long-term Debt

Long-term debt at December 31, 2000 comprised the following:

Millions                                                2000
------------------------------------------------------------
5.55%, due in 2003                                  $    500
5.9%, due in 2009                                        500
8 1/4%, due in 2022                                       70
8 1/2%, due in 2012                                      178
8 3/4%, due in 2032                                       34
9%, due in 2021                                           15
9%, due in 2031                                           28
9 1/8%, due in 2011                                      253
9 1/8%, due in 2031                                       28
9 7/8%, due in 2016                                       36
10 7/8%, due in 2005                                     410
Series A Medium-Term Notes, (b) 9.37%(a)                  77
Series B Medium-Term Notes,(c)(d) 8.18%(a)               250
Variable rate, due in 2032, 4.15%(a)                     108
Capital Construction Fund, 7.00%(d)                      490
Vastar:
 6.39%, due in 2008                                       50
 6 1/2%, due in 2009                                     299
 6.95%, due in 2006                                       75
 6.96%, due in 2007                                       75
 8.75%, due in 2005                                      150
Union Texas Petroleum:
 6.66%, due in 2002 through 2007                         100
 7.40%, due in 2038                                      150
 8 3/8%, due in 2005                                     125
 8 1/2%, due in 2007                                      75
Other                                                    318
                                                    --------
Total, including debt due within one year              4,394
                                                    --------
Less debt due within one year                            304
                                                    --------
Long-term debt                                      $  4,090
                                                    ========

--------
(a) Weighted average interest rate at December 31, 2000.
(b) Maturities vary through 2011.
(c) Maturities vary through 2012.
(d) The Capital Construction Fund is a related party. Maturities vary through 2032.

  Maturities for the five years subsequent to December 31, 2000, are as follows:

Millions      2001   2002   2003   2004   2005
----------------------------------------------
Maturities  $  304 $  135 $  500 $    3 $  685

During 2000, Vastar's $1.1 billion commercial paper program and $1.1 billion revolving credit facility were terminated.
  In April 1998, Vastar issued $100 million of 6% Putable/Callable Notes due April 20, 2010 Putable/Callable April 20, 2000. In 1998, Vastar also entered into an interest rate swap covering the Putable/Callable Notes, which effectively changed the 6% fixed rate to a floating rate. The effective interest rate paid on these notes, which were redeemed in 2000, was 6.17%. The financial impact of swaps in 1999 and 1998 was immaterial.

                  Notes to Consolidated Financial Statements

Extraordinary Loss on Extinguishment of Debt
ARCO incurred a loss of $243 million before tax, or $152 after tax, on early retirement of long-term debt during 2000.
  No long-term debt was denominated in a foreign currency at December 31, 2000. No material amounts of long-term debt are collateralized by ARCO assets.

Note 15 Interest

Interest for the years ended December 31, 2000 comprised the following:

Millions
-------------------------------------------------------
Long-term debt                                  $   403
Short-term debt                                      86
Other(a)                                             56
                                                -------
                                                    545
Capitalized interest                                (66)
                                                -------
Total interest expense                          $   479
                                                =======
Total interest paid in cash                     $   513
                                                =======
Interest income(b)                              $   480
                                                =======

--------
(a) Includes interest to BP of $53 in 2000 and a credit of $153 for interest on a tax refund in 1998.
(b) Includes $305 of interest income from BP.

Note 16 Financial Instruments and Fair Value

ARCO does not hold or issue financial instruments for trading purposes. Prior to the acquisition of ARCO by BP, ARCO entered into various types of foreign currency forward, option and swap contracts. Foreign currency forward contracts were used to minimize foreign exchange exposures associated with U.S. dollar-denominated debt issued by a foreign subsidiary, anticipated foreign currency commitments and anticipated future cash flows related to overseas operations.
  Gains and losses on foreign currency forward contracts covering anticipatory cash flows were recognized currently as other income or expense. Gains and losses on foreign currency swaps associated with intercompany debt were recognized currently in income and offset foreign exchange gains and losses on the underlying intercompany loans. Gains and losses on other foreign currency contracts were generally deferred and offset the transactions being hedged.
  Prior to the acquisition of ARCO by BP, ARCO also used various hedging arrangements to manage the exposure to price risk for future natural gas and crude oil transactions. Gains and losses resulting from those transactions were deferred and included in other assets or accrued liabilities until realized in sales and other operating revenues as the physical production required by the contracts was delivered.

                  Notes to Consolidated Financial Statements

At December 31, 2000 the carrying value and estimated fair value of ARCO's financial instruments are shown as assets (liabilities) in the table below:

                                                      Carrying      Fair
Millions                                                 Value     Value
------------------------------------------------------------------------
Non-derivatives:
 Short-term investments                                $   202   $   202
 Equity method investments                               1,484     1,434
 Other investments and long-term
  receivables                                            1,660     1,660
 Notes payable                                              --        --
 Long-term debt, including current
  maturities                                            (4,394)   (4,654)
Derivatives:
 Foreign currency forwards                             $    --   $    --
 Oil and gas options and swaps                              --        --
 Oil and gas futures                                        --        --
 Commodity futures                                          --        --
 Commodity options                                          14         6

  Short-term investments are carried at fair value. The fair value of notes payable approximates carrying value due to its short-term maturities. Equity method investments and other investments and long-term receivables were valued at quoted market prices if available. For unquoted investment securities, the reported fair value was estimated on the basis of financial and other information. The fair value of ARCO's long-term debt was estimated based on the quoted market prices for the same or similar issues or on the current rates offered to ARCO for debt of the same remaining maturities. The fair value of foreign currency contracts and interest rate swaps represented the amount to be exchanged if the existing contracts had been settled at year end and was estimated based on market quotes.
  ARCO is exposed to credit risk in the event of nonperformance by the counterparties. ARCO does not generally require collateral or other security to support these financial instruments. The counterparties to these instruments are major institutions deemed creditworthy; ARCO does not anticipate nonperformance by the counterparties.
                                                                 [LOGO OF ARCO]

Note 17 Other Commitments and Contingencies

ARCO has commitments, including those related to the acquisition, construction and development of facilities, all made in the normal course of business.
  ARCO has also guaranteed all of LUKARCO's obligations associated with the Caspian Pipeline project, which amount to 25% of all funding requirements for this project. The current estimates of total project funding requirements are between $2.4 to $2.6 billion.
  Following the March 1989 Exxon Valdez oil spill, numerous federal, state and private plaintiff lawsuits were brought against Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska) and Alyeska's owner companies, including ARCO Transportation Alaska, Inc., owned by ARCO until the FTC- mandated sale to Phillips Petroleum in April 2000. While all of the federal, state and private plaintiff lawsuits have been settled, certain issues relating to liability for the spill remain unresolved between Exxon and Alyeska (including its owner companies).
  Lawsuits, including purported class actions and actions by governmental entities, are pending or threatened against ARCO and others seeking damages, abatement of housing units, and compensation for medical problems arising out of the presence of lead-based paint in certain housing units. ARCO is unable to predict the scope or amount of any such liability.
  The State of Montana, along with the United States and the Salish and Kootenai Tribes, have been seeking recovery from ARCO for alleged injuries to natural resources resulting from mining and mineral processing businesses formerly operated by Anaconda. In 1998, ARCO entered into two consent decrees, which were approved by the court in 1999,

                  Notes to Consolidated Financial Statements

settling all of the natural resources damage claims of the United States and the tribes and the bulk of such claims of the State of Montana. Remaining for disposition are the State's claims for $206 million of restoration damages at three sites.
  ARCO is subject to other loss contingencies pursuant to federal, state and local environmental laws and regulations that require ARCO to do some or all of the following:
  . Remove or mitigate the effects on the environment at various sites from the disposal or release of certain substances;
  .Perform restoration work at such sites; and .Pay damages for loss of use and non-use values.
The federal agencies involved with the sites include the Department of the Interior, Department of Justice and Environmental Protection Agency. Environmental liabilities include personal injury claims allegedly caused by exposure to toxic materials manufactured or used by ARCO.
  ARCO is currently involved in assessments and cleanups under these laws at federal- and state-managed sites as well as other clean-up sites including service stations, refineries, terminals, third-party landfills, former nuclear processing facilities, sites associated with discontinued operations and sites previously owned by ARCO or predecessors. This comprises 148 sites for which ARCO has been named a potentially responsible party (PRP), along with other sites for which no claims have been asserted. The number of PRP sites in and of itself is not a relevant measure of liability because the nature and extent of environmental concerns varies by site and ARCO's responsibility varies from sole responsibility to very little responsibility.
  ARCO may in the future be involved in additional assessments and cleanups. Future costs depend on unknown factors such as:
  .Nature and extent of contamination; .Timing, extent and method of remedial action; .ARCO's proportional share of costs; and .Financial condition of other responsible parties.
  The environmental remediation accrual is updated annually, at a minimum, and at December 31, 2000 was $1,098 million (total of short and long-term compo-nents). During 2000, management of the Company assessed the estimated future costs to remediate all of the Company's environmental sites and concluded that its best estimate of the cost to remediate such sites was greater than previ-ously recorded. As a result the environmental reserve was increased by $521 million during 2000, of which $274 million was recognized during the fourth quarter. As these costs become more clearly defined, they may require future charges against earnings.
  Approximately 85% of the reserve related to sites associated with ARCO's discontinued operations, primarily mining activities in the states of Montana, Utah and New Mexico. Another significant component related to currently and formerly owned chemical, nuclear processing, and refining and marketing facilities, and other sites which received wastes from these facilities. One site represented 13% of the total accrual. No other site represented more than 8% of the total accrual. Substantially all amounts accrued are expected to be paid out over the next six years.
  Claims for recovery of remediation costs already incurred and to be incurred in the future have been filed against various third parties. Many of these claims have been resolved. ARCO has neither recorded any asset nor reduced any liability in connection with unresolved claims.
  Although any ultimate liability arising from any of the matters described herein could result in significant expenses or judgments that, if aggregated and assumed to occur within a single fiscal year, would be material to ARCO's results of operations, the likelihood of such occurrence is considered remote. On the basis of management's best assessment of the ultimate amount and timing of these events, such expenses or judgments are not expected to have a material adverse effect on ARCO's consolidated financial statements.

                  Notes to Consolidated Financial Statements

  The operations and consolidated financial position of ARCO continue to be affected by domestic and foreign political developments as well as legislation, regulations and litigation pertaining to restrictions on production, imports and exports, tax increases, environmental regulations, cancellation of contract rights and expropriation of property. Both the likelihood of such occurrences and their overall effect on ARCO vary greatly and are not predictable.
  These uncertainties are part of a number of items that ARCO has taken and will continue to take into account in periodically establishing reserves.

Note 18 Taxes

See Note 3 of Notes to Consolidated Financial Statements for discussion of tax sharing agreement with BP. The income tax provision for the year ended December 31, 2000 comprised the following:

Millions                                                        2000
--------------------------------------------------------------------
Federal:
 Current                                                      $1,999
 Deferred                                                       (846)
                                                             -------
                                                               1,153
Foreign:
 Current                                                         363
 Deferred                                                        (66)
                                                             -------
                                                                 297
State:
 Current                                                         244
 Deferred                                                        (65)
                                                              ------
                                                                 179
                                                              ------
Provision (benefit) for taxes on income                       $1,629
                                                              ------
Total income taxes paid in cash(a)                            $2,362
                                                              ------

--------
(a) Includes cash taxes paid relating to the sale of discontinued operations.

A deferred tax benefit of $55 million was recorded in 2000, tax related to unrealized investment gains and losses included in accumulated other comprehensive income.

  Major components of the net deferred tax liability at December 31, 2000 were as follows:

Millions
--------------------------------------------------------------
Depreciation, depletion and amortization               $(4,113)
Other                                                     (713)
                                                       -------
Total deferred tax liabilities                          (4,826)
                                                       =======
Dismantlement and environmental                            513
Postretirement benefits                                    265
Foreign excess tax basis/loss carryforwards                 72
Other                                                      600
                                                       -------
Total deferred tax assets                                1,450
                                                       -------
Valuation allowance                                          -
                                                       -------
Net deferred income tax liability                      $(3,376)
                                                       =======

ARCO has federal loss carryforwards of $28 million which begin expiring in 2001 ARCO has foreign loss carryforwards of $46 million, which begin expiring in 2001.

                  Notes to Consolidated Financial Statements

  Taxes other than income taxes for the year ended December 31, 2000 comprised the following:

Millions
--------------------------------------------------------
Property                                            $108
Production/severance                                 245
Other                                                118
                                                  ------
Total                                               $471
                                                  ======

The domestic and foreign components of income from continuing operations before income taxes and minority interest, and a reconciliation of income tax expense with tax at the effective federal statutory rate for the year ended December 31, 2000 were as follows:

-------------------------------------------------------------------
Millions                                Amount      % Pretax Income
-------------------------------------------------------------------
Income (loss) before income taxes:
 Domestic                               $4,094                 85.3
 Foreign                                   704                 14.7
-------------------------------------------------------------------
Total                                   $4,798                100.0
-------------------------------------------------------------------
Tax at 35%                              $1,679                 35.0
Increase (reduction) in
 taxes resulting from:
 Taxes on foreign income in
  excess of statutory rate                  80                  1.7
 Affiliate stock transactions              (55)                (1.1)
 State income taxes (net
  of federal effect)                       116                  2.4
 Tax credits                              (109)                (2.3)
 Sale of Alaskan
  operations                              (195)                (4.1)
 Other                                     113                  2.4
-------------------------------------------------------------------
Provision (benefit) for
 taxes on income                        $1,629                 34.0
-------------------------------------------------------------------

Note 19 Employee Benefit Plans

ARCO and its subsidiaries sponsor numerous postretirement benefit plans. Defined benefit pension plans (Pension) provide to substantially all employees pension benefits based on years of service and the employee's compensation, primarily during the last three years of service. Defined postretirement benefit plans (Other) provide health care and life insurance benefits to substantially all employees who retire with ARCO having rendered the required years of service, and to their spouses and eligible dependents. ARCO pays for the cost of a benchmark health maintenance organization with employees responsible for the differential cost, if any, of their selected option. Life insurance benefits are partially paid for by retiree contributions, which vary based upon coverage chosen by the retiree. ARCO and BP have the right to terminate or modify the plans at any time.

                   Notes to Consolidated Financial Statements

Millions                                         Pension     Other
------------------------------------------------------------------
Plan obligations
 Benefit obligation at January 1, 2000           $(2,263)    $(574)
 Service cost                                        (36)       (5)
 Interest cost                                      (147)      (40)
 Actuarial gain (loss)                              (151)      (51)
 Benefits paid                                       856        45
 Special termination costs                          (248)       (3)
 Curtailment                                          93        38
 Transfer                                             59         -
 Amendment                                           (37)        -
 Divestiture                                           -         -
                                                ------------------
 Benefit obligation at December 31, 2000         $(1,874)    $(590)
                                                ------------------
Millions                                         Pension     Other
------------------------------------------------------------------
Plan assets
 Fair value of assets at January 1, 2000         $ 2,903     $   -
 Actual return on assets                            (102)        -
 Company contributions                               266         -
 Benefits paid                                      (856)        -
 Acquisition                                           -         -
 Transfer/Divestiture                                (57)        -
                                                ------------------
 Fair value of assets at December 31, 2000       $ 2,154     $   -
                                                ------------------
Funded status
 Assets greater (less) than obligations          $   280     $(590)
 Unrecognized actuarial (gain) loss                  290        60
 Unrecognized prior service cost (benefit)            79      (175)
 Unrecognized transition obligation                 (128)        -
                                                ------------------
 Total recognized                                $   521     $(705)
                                                ------------------
    Balance sheet recognition
 Prepaid benefits                                $   556     $   -
 Accrued liabilities                                 (38)     (705)
 Intangible asset                                      1         -
 Accumulated other comprehensive income                2         -
                                                ------------------
 Total recognized                                $   521     $(705)
                                                ------------------

The projected benefit obligation, accumulated benefit obligation (ABO), and fair value of plan assets for pension plans with ABO in excess of plan assets were $33, $23 and $0, respectively, at December 31, 2000.

Percent                                          Pension     Other
------------------------------------------------------------------
Assumptions
 Discount rate                                       7.5       7.5
 Expected return on plan assets                     10.0       n/a
 Rate of salary progression                          4.0       4.0

                  Notes to Consolidated Financial Statements

  For measurement purposes, a 7% annual rate of increase in the per capita cost of health care benefits was assumed for 1997 to 2000, 15% for 2001, and 10% for 2002, after which the rate was assumed to decrease to 5% and remain at that level thereafter.
  A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Millions                                Increase    Decrease
------------------------------------------------------------
Total of service and interest cost        $    4       $   3
Postretirement benefit obligation          $  44        $ 37

 Million
-------------------------------------------------------------------------
 Components of net benefit cost
 Pension benefits:
  Service cost                                      $   36
  Interest cost                                        147
  Expected return on plan assets                      (268)
  Amortization of transition asset                     (25)
  Amortization of prior service cost                     8
  Recognized actuarial (gain) loss                       7
  Curtailment                                          (14)
  Settlement                                            73
  Special termination costs                            211
                                                  --------
  Net benefit (income) cost                         $  175
                                                  --------
 Other postretirement benefits:
  Service cost                                      $    5
  Interest cost                                         40
  Amortization of prior service cost (benefit)         (15)
  Curtailment                                          (28)
  Recognized actuarial (gain) loss                       -
                                                  --------
  Net benefit (income) cost                         $    2
                                                  --------

Included in pension obligations are liabilities related to non-qualified pen-sion plans that provide retirement benefits in excess of current Internal Rev-enue Service maximums. The company also has deferred compensation plans that permit executives, outside directors and key employees to defer a portion of their compensation (including bonuses). Amounts deferred accrue interest at a defined rate and are not included as pension obligations. The liability for deferred compensation and interest thereon was $638 million at December 31, 2000, and is included in "other deferred liabilities and credits" on the balance sheet. The liabilities for non-qualified pension plans and deferred compensation are unfunded based on definitions of generally accepted accounting standards. However, to assist in funding these liabilities, the company has invested in corporate-owned life insurance policies. The cash surrender value of the policies supporting these liabilities was $630 million at December 31, 2000, and is included in "deferred charges and other assets" on the balance sheet.
                                                                 [LOGO OF ARCO]

Note 20 Lease Commitments

Capital lease obligations are recorded at the present value of future rental payments. The related assets are amortized on a straight-line basis.

                  Notes to Consolidated Financial Statements

  At December 31, 2000, future minimum rental payments due under leases were as follows:

                                                           Capital Operating
Millions                                                    Leases    Leases
----------------------------------------------------------------------------
2001                                                            3       177
2002                                                            3       153
2003                                                            3       142
2004                                                            3        76
2005                                                            3        59
Later years                                                    54       303
                                                           ----------------
Total minimum lease payments                                   69   $   910
                                                                    -------
Imputed interest (rates ranging from 8% to 12%)                45
                                                           --------
Present value of minimum lease payments included in long-
 term debt                                                 $   24
                                                           ----------------

  Operating lease net rental expense for the years ended December 31, 2000 was as follows:

Millions
--------------------------------------------------
Minimum rentals             $   159
Contingent rentals                -
Sublease rental income          (23)
                            -------
Net rental expense          $   136
                            =======

No restrictions on dividends or on additional debt or lease financing exist under ARCO's lease commitments. Under certain conditions, options exist to purchase certain leased properties.

Note 21 Stock Options

  Options to purchase shares of ARCO's common stock have been granted to exec-utives, outside directors and key employees. The exercise price of each option is equal to the fair market value of common stock at the date of grant. These options become exercisable in varying installments and expire 10 years after the date of grant. Options granted vest equally over three years. Effective upon consummation of the merger, all options to purchase ARCO common stock were converted into options to purchase BP ADSs, pursuant to the merger agreement. Transactions during 2000, were as follows:

                                   Weighted     Average
                                   Exercise       Price
-------------------------------------------------------
Balance, January 1, 2000          9,753,655    $  60.19
                               ------------------------
Granted                           1,759,148       68.81
Exercised                          (329,245)      58.50
Cancelled                           (10,079)      64.70
Converted to BP ADS options     (11,173,479)      61.59
                               ------------------------
Balance, December 31, 2000                -    $      -
                               ------------------------

                  Notes to Consolidated Financial Statements


  A summary of ARCO's fixed stock options as of December 31, 2000 was as follows:

Shares available for option                            -
Options exercisable                                    -
Weighted average exercise price of options
 exercisable                                           -
Weighted average fair value of options granted
 during the year                                  $24.41
Used to calculate fair value:
 Risk-free interest rate                            6.42%
 Expected life (years)                                10
 Expected volatility                               34.21%
 Expected dividends                                 4.14%

At December 31, 2000, there were no outstanding options to purchase ARCO com-mon stock.
  ARCO applies APB No. 25 in accounting for its fixed stock options. Accord-ingly, no compensation cost has been recognized for options granted. The fol-lowing table reflects pro forma net income and earnings per share had the com-pany elected to adopt the fair value method under SFAS No. 123 for the year ended December 31, 2000:

Net income:
As reported                                       $3,026
Pro forma                                         $2,989
Earnings per share (diluted):
As reported                                            -
Pro forma                                              -

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options would be amortized to expense over the vesting period, and additional options may be granted in future years.
  ARCO awards contingent restricted stock to executives and key employees. Contingent restricted stock may be converted to performance-based restricted stock in various multiples depending on attainment of certain performance criteria over a specified evaluation period. Restricted stock ultimately issued is subject to a two-year restriction on transfer.

  There were no new grants of contingent restricted stock in 2000. During 2000 107,718 shares of performance-based restricted stock were issued at a weighted average price of $68.81. As of the date of the merger with BP, restrictions on all outstanding contingent and performance-based restricted shares were removed. The removal of these restrictions resulted in restricted stock expense of $18 million in 2000.

                  Notes to Consolidated Financial Statements

Holders of options granted prior to 1997 accrue dividend share credits
(DSCs) on all shares under option. The amount of DSCs accrued is determined based upon the quarterly dividend rate and fair market value of ARCO common stock as of each quarterly record date. Upon exercise of options, holders receive additional shares of common stock equal to DSCs accumulated. A summary of ARCO's DSC activity was as follows:

                                Shares
---------------------------------------
Balance, January 1, 2000     1,734,418
Accrued                         71,792
Paid out                      (148,304)
Conversion to BP ADSs       (1,657,906)
                            ----------
Balance, December 31, 2000          --
                            ----------

During 2000, $5 million, was recognized as expense for DSCs. An additional $80 million of DSC expense was recognized in 2000 due to benefit acceleration upon change of control of the company.

Note 22 Stockholders' Equity

Detail of capital stock as of December 31, 2000 was as follows:

--------------------------------------------------
 $3.00 Cumulative
  convertible
  preference stock, par $1:
 Shares authorized                      78,089
 Shares issued and
  outstanding                           35,437
 Aggregate value in
  liquidation -
  (thousands)                      $     2,835
 $2.80 Cumulative
  convertible
  preference stock, par $1:
 Shares authorized                     833,776
 Shares issued and
  outstanding                          402,665
 Aggregate value in
  liquidation-
  (thousands)                      $    28,187
 Common stock, par $2.50:
 Shares authorized                 600,000,000
 Shares issued                     327,436,320
 Shares outstanding                324,711,290
 Shares held in treasury             2,725,030

Changes in preference stocks were due to conversions. The $3.00 cumulative convertible preference stock is convertible into 22.304 shares of BP ADSs. The $2.80 cumulative convertible preference stock is convertible into 7.872 shares of BP ADSs. Common stock of ARCO, all of which is held indirectly by BP, is subordinate to the preference stocks for dividends and assets. The $3.00 and $2.80 preference stocks may be redeemed at the option of ARCO for $82 and $70 per share, respectively.

                  Notes to Consolidated Financial Statements


Note 23 Supplemental Cash Flow Information

The following is supplemental cash flow information for the year ended December 31, 2000:

Millions                                                     2000
-----------------------------------------------------------------
Short-term investments:
 Gross sales and maturities                                  $103
 Gross purchases                                              (35)
                                                           ------
Net cash provided (used)                                      $68
                                                           ------
Notes payable:
 Gross proceeds                                          $  3,697
 Gross repayments                                          (5,371)
                                                           ------
Net cash provided (used)                                 $ (1,674)
                                                           ------
Gross noncash provisions charged to income               $  1,153
Cash payments of
 previously accrued items                                    (535)
                                                           ------
Noncash provisions greater (less) than
 cash payments                                            $   618
                                                           ------
Changes in working capital-increase (decrease) to cash:
 Accounts receivable                                      $    93
 Inventories                                                   63
 Accounts payable                                             351
 Other working capital                                        137
                                                           ------
                                                          $   644
                                                           ------

Note 24 Foreign Currency Transactions

Foreign currency transactions resulted in net losses of $12 million in 2000.

Note 25 Earnings Per Share

Earnings per share for 2000 has been omitted from ARCO's financial statements because ARCO had no publicly held common stock after ARCO's acquisition by BP on April 18, 2000.

Note 26 Comprehensive Income

Comprehensive income comprises net income plus all other changes in equity from nonowner sources.
  The related tax effects allocated to each component of other comprehensive income at December 31, 2000 were as follows:

                           Unrealized
                           Gain (Loss)      Foreign     Minimum
                                   on      Currency     Pension
Millions                   Securities   Translation   Liability
---------------------------------------------------------------
Pre-tax amount              $    (143)    $    (256)   $     49
Tax (expense) benefit              55            98         (19)
                        ---------------------------------------
Net-of-tax amount           $     (88)    $    (158)   $     30
                        ---------------------------------------

                  Notes to Consolidated Financial Statements

Accumulated nonowner changes in equity (accumulated other comprehensive income) at December 31, 2000 were as follows:

Millions
--------------------------------------------------------------
Net unrealized gain (loss) on investments      $  140
Foreign currency translation adjustment          (188)
Minimum pension liability                          (1)
                                               ------
Accumulated other comprehensive income (loss)  $  (49)
                                               ------

  Unrealized gains (losses) on securities related primarily to changes in the fair value of ARCO's investment in LUKOIL common stock, which had a fair value of $494 million at December 31, 2000 versus a book value was $324 million at December 31, 2000.
                                                                 [LOGO OF ARCO]

Note 27 Research and Development

Expenditures for research and development totaled $9 million for the year ended December 31, 2000.
                                                                 [LOGO OF ARCO]

Note 28 Unaudited Quarterly Results

Millions, except per share amounts
---------------------------------------------------------------------
Sales and other operating revenues
Quarter ended:
 March 31                                                    $  3,993
 June 30                                                        4,300
 September 30                                                   4,524
 December 31                                                    4,683
                                                             --------
Total                                                        $ 17,500
                                                             --------
Income (loss) from continuing
 operations before income taxes, minority
 interest and extraordinary item
Quarter ended:
 March 31                                                    $    902
 June 30                                                        2,744(a)(b)
 September 30                                                     645
 December 31                                                      507
                                                             --------
Total                                                        $  4,798
                                                             --------
Net income (loss) Quarter ended:
 March 31                                                    $    617
 June 30                                                        1,855(a)(b)
 September 30                                                     367
 December 31                                                      187
                                                             --------
Total                                                        $  3,026
                                                             --------
Earned (loss) per share Quarter ended:
 March 31                                                    $   1.87
 June 30                                                     $      -
 September 30                                                $      -
 December 31                                                 $      -

(a) Includes gain on sale of Alaskan operations of $2,596 ($1,815 after tax). Additional smaller amounts were recorded in the third and fourth quarters. See Note 4 of Notes to Consolidated Financial Statements.

(b) Includes costs related to BP merger of $639 ($391 after tax). Additional smaller amounts were recorded in the third and fourth quarters. See Note 11 of Notes to Consolidated Financial Statements.

                  Notes to Consolidated Financial Statements


Note 29 Unaudited Subsequent Event

On March 28, 2001, ARCO's Board of Directors announced that it had elected to redeem all of the outstanding $3.00 and $2.80 Preference Shares on April 27, 2001.
  Shareholders of the $3.00 Cumulative Convertible Preference Stock will receive a total cash payment equal to the market value of 22.304 ADSs, as determined by the average NYSE closing prices for the BP ADSs on the last four business days before the April 27th redemption date. The number 22.304 represents the number of BP ADSs into which each share of the $3.00 Preference Stock is convertible through April 20, 2001.
  Shareholders of the $2.80 Cumulative Convertible Preference Stock will receive a total cash payment equal to the market value of 7.872 BP ADSs, as determined by the average NYSE closing prices for the BP ADSs on the last four business days before the April 27th redemption date. The number 7.872 represents the number of BP ADSs into which each share of the $2.80 Preference Stock is convertible through April 20, 2001.

                      Supplemental Information (Unaudited)

Oil and Gas Producing Activities

The Securities and Exchange Commission (SEC) defines proved oil and gas reserves as those estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
  Petroleum reserves are estimated by the Company's engineers. The estimates include reserves in which ARCO holds an economic interest under production-sharing and other types of operating agreements with foreign governments.
  Reserves attributable to certain oil and gas discoveries were not considered proved as of December 31, 2000 due to geological, technical or economic uncertainties. Proved reserves do not include amounts that may result from extensions of currently proved areas or from application of enhanced recovery processes not yet determined to be commercial in specific reservoirs. Proved reserves also do not include any reserves attributable to ARCO's 8% interest in LUKOIL, a Russian oil company. Natural gas liquids comprise 13% of petroleum liquid proved reserves.
  ARCO has no long-term supply contracts to purchase petroleum liquids or natural gas from foreign governments.
  The most significant activity during 2000 was the sale of all ARCO's Alaskan oil and gas properties. Changes in proved reserves for the year ended December 31, 2000 were as follows:

                             Petroleum Liquids (million barrels)                      Natural Gas (billion cubic feet)
--------------------------------------------------------------------------------------------------------------------------------
                             Consolidated                                           Consolidated
                        -------------------------     Other                    -------------------------
                        U.S. International  Total  Reserves/1/  Worldwide      U.S. International  Total  Reserves/1/  Worldwide
---------------------------------------------------------------------------------------------------------------------------------
Reserves at
 January 1, 2000      2,159            714  2,873           72      2,945    5,158          3,881  9,039          861      9,900
----------------------------------------------------------------------------------------------------------------------------------
Revisions                (3)            (3)    (6)           5         (1)    (221)          (566)  (787)         (80)      (867)
Improved
 recovery                 9             21     30            -         30      102              -    102            -        102
Purchases                 -              -      -            -          -       56              -     56            -         56
Extensions and
 discoveries             16              2     18            -         18      100             20    120            -        120
Production/Consumed     (82)           (44)  (126)          (2)      (128)    (482)          (359)  (841)         (27)      (868)
Sales                (1,648)          (119)(1,767)           -     (1,767)  (1,872)           (25)(1,897)           -     (1,897)
----------------------------------------------------------------------------------------------------------------------------------
Reserves at
 December 31, 2000      451            571  1,022           75      1,097    2,841          2,951  5,792          754      6,546
----------------------------------------------------------------------------------------------------------------------------------
Proved developed
 reserves:
 At January 1, 2000   1,562            365  1,927           42      1,969    4,439          2,323  6,762          330      7,092
 At December 31, 2000   311            322    633           43        676    2,464          1,981  4,445          220      4,665

--------
/1/Comprises reserves attributable to ARCO's ownership interest in equity affiliates.

                      Supplemental Information (Unaudited)


  ARCO is a contractor to an affiliate of the Venezuelan government under six risked service contracts. ARCO, either solely or with partners, is responsible for providing capital and technology for the redevelopment of the fields along with operating existing production. In exchange for providing and funding overall operation and field development, ARCO is paid a per-barrel service fee to cover reimbursement of costs plus profit. There are two components to the fees, which include (1) a set fee for contractual baseline production and (2) a fee for incremental production. The fee for incremental production is based on a sliding scale incentive mechanism, which is indexed to a basket of international oil prices and overall field profitability.
  Proved reserves and production quantities for Venezuelan operations are recorded based on ARCO's net working interest in each of the contract areas, "net" meaning reserves excluding royalties and interests owned by others per the contractual arrangements. The Venezuelan government maintains full ownership of all hydrocarbons in the fields.
  ARCO reports reserve estimates to various federal government agencies and commissions. These estimates may cover various regions of crude oil and natural gas classifications within the United States and may be subject to mandated definitions. There have been no reports since the beginning of the last fiscal year of total ARCO reserve estimates furnished to federal government agencies or commissions which vary from those reported to the SEC.
  The aggregate amounts of capitalized costs relating to oil and gas producing activities and the related accumulated depreciation, depletion and amortization as of December 31, 2000 were as follows:

----------------------------------------------------------------
Millions                          U.S.   International     Total
----------------------------------------------------------------
Proved properties             $10,320           $9,193   $19,513
Unproved properties               880              986     1,866
----------------------------------------------------------------
                               11,200           10,179    21,379
Accumulated
 depreciation,
 depletion and
 amortization                   5,676            4,211     9,887
----------------------------------------------------------------
Net capitalized costs           5,524            5,968    11,492
----------------------------------------------------------------
Net capitalized costs of
 equity affiliates*                 -              424       424
----------------------------------------------------------------
Total                          $5,524           $6,392   $11,916
----------------------------------------------------------------

--------
*ARCO's share

                      Supplemental Information (Unaudited)


  Costs, both capitalized and expensed, incurred in oil and gas producing activities during the year ended December 31, 2000 are set forth below.
Property acquisition costs represent costs incurred to purchase or lease oil and gas properties. Exploration costs include costs of geological and geophysical activity and drilling exploratory wells. Development costs include costs of drilling and equipping development wells and construction of production facilities to extract, treat and store oil and gas.

----------------------------------------------------------------
Millions                          U.S.   International     Total
----------------------------------------------------------------
Property acquisition
 costs:
 Proved properties                $93              $-        $93
 Unproved
  properties                       18               -         18
Exploration costs                 328              60        388
Development costs                 856             501      1,357
----------------------------------------------------------------
Total expenditures              1,295             561      1,856
----------------------------------------------------------------
Costs incurred of
 equity affiliates*                 -              54         54
----------------------------------------------------------------
Total                          $1,295            $615     $1,910
----------------------------------------------------------------
--------
*ARCO's share

Results of operations from oil and gas producing activities (including operating overhead) for the year ended December 31, 2000 were as follows:

----------------------------------------------------------------
Millions                          U.S.   International     Total
----------------------------------------------------------------
Revenues:
 Sales                         $2,807           $1,937    $4,744
 Transfers                        749                -       749
----------------------------------------------------------------
                                3,556            1,937     5,493
Production costs                  364              348       712
Production taxes                  227               77       304
Exploration expenses              259               44       303
Depreciation,
 depletion and
 amortization                     641              575     1,216
Impairment                          9              277       286
Other operating
 expenses (income)                116              123       239
----------------------------------------------------------------
Results before
 income taxes                   1,940              493     2,433
Income tax
 expense (benefit)                614              228       842
----------------------------------------------------------------
Results of operations
 from oil and gas
  producing
 activities                     1,326              265     1,591
----------------------------------------------------------------
Results from equity
 affiliates*                        -               26        26
----------------------------------------------------------------
Total                          $1,326             $291    $1,617
----------------------------------------------------------------

--------
*ARCO's share

The difference between the above results of operations and the amounts reported for exploration and production segment net income in Note 7 of Notes to Consolidated Financial Statements is primarily gains or losses on asset sales, the exclusion of non-producing exploration and production units (Alaskan pipelines, technical support), minority interest adjustments and restructuring costs related to oil and gas operations.

                      Supplemental Information (Unaudited)

  The standardized measure of discounted estimated future net cash flows related to proved oil and gas reserves at December 31, 2000 was as follows:

----------------------------------------------------------------
Millions                          U.S.   International     Total
----------------------------------------------------------------
Future cash inflows             $39.0            $19.4     $58.4
Future development and
 production costs                 8.3              6.4      14.7
Future income tax
 expense                         10.0              3.6      13.6
----------------------------------------------------------------
Future net cash flows            20.7              9.4      30.1
10% annual discount               8.5              3.7      12.2
----------------------------------------------------------------
Standardized measure of
 discounted future net
 cash flows                      12.2              5.7      17.9
----------------------------------------------------------------
Standardized measure of
 discounted future net
 cash flows of equity
 affiliates*                        -              0.8       0.8
----------------------------------------------------------------
Total                           $12.2             $6.5     $18.7
----------------------------------------------------------------

--------
*ARCO's share

Primary changes in the standardized measure of discounted estimated future net cash flows for the year ended December 31, 2000 were as follows:

Billions
-----------------------------------------------------------------------
Sales and transfers of oil and gas,
   net of production costs                               $(4.4)
Extensions, discoveries and improved recovery,
   less related costs                                      1.4
Revisions of estimates of reserves proved
   in prior years:
 Quantity estimates                                       (0.8)
 Net changes in price and production costs                12.4
Purchases/sales                                           (7.3)
Other                                                     (0.4)
Accretion of discount                                      0.9
Development costs incurred during the period               1.4
Net change in income taxes                                (3.0)
                                                        ------
Net change                                                $0.2
                                                        ------

Estimated future cash inflows are computed by applying year-end prices of oil and gas to year-end quantities of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. Estimated future income tax expense is calculated by applying year-end statutory tax rates (adjusted for permanent differences and tax credits) to estimated future pre-tax net cash flows related to proved oil and gas reserves, less the tax basis of the properties involved.
  These estimates are furnished and calculated in accordance with requirements of the Financial Accounting Standards Board and the SEC. Estimates of future net cash flows presented do not represent management's assessment of future profitability or future cash flows to ARCO. Management's investment and operating decisions are based on reserve estimates that include proved reserves prescribed by the SEC as well as probable reserves, and on different price and cost assumptions from those used here.
  It should be recognized that applying current costs and prices and a 10% standard discount rate does not convey absolute value. The discounted amounts arrived at are only one measure of the value of proved reserves.

Page 53
                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BP p.l.c.
                                  (Registrant)





Dated: February 19, 2002                    .......................
                                            D. J. PEARL
                                            Deputy Company Secretary